      As filed with the Securities and Exchange Commission on April 19, 1999.
                                                           File No. 333-66935
                                                                    811-07622

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

         Pre-Effective Amendment No.   1                           [X]

         Post-Effective Amendment No.                              [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                  Amendment No. 25                                 [X]


                          PUTNAM CAPITAL MANAGER TRUST
                              SEPARATE ACCOUNT TWO
                           (Exact Name of Registrant)

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                               (Name of Depositor)

                                 P. O. Box 2999
                             Hartford, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               Marianne O'Doherty
                                  Hartford Life
                                 P. O. Box 2999
                             Hartford, CT 06104-2999
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.


 It is proposed that this filing will become effective:


      _____  immediately upon filing pursuant to paragraph (b) of Rule 485
      _____  on ______, 1999 pursuant to paragraph (b) of Rule 485 60 days
      _____  after filing pursuant to paragraph (a)(1) of Rule 485 on _______,
      _____  1999 pursuant to paragraph (a)(1) of Rule 485 this
      _____ post-effective amendment designates a new effective date for a previously filed post-effective amendment.



PURSUANT TO RULE 24F-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 495(A)


           N-4 ITEM NO.                        PROSPECTUS HEADING
    ------------------------------------------------------------------------
     1.    Cover Page                          Putnam Capital Manager Trust
                                               Separate Account Two

     2.    Definitions                         Glossary of Special Terms

     3.    Synopsis or Highlights              Summary

     4.    Condensed Financial                 Yield Information
           Information

     5.    General Description of             Hartford Life and Annuity Insurance
           The Funds
           Registrant                          The Separate  Account, The Fixed Account, and
                                               The Funds

     6.    Deductions                          Contract Charges

     7.    General Description of              The Contract, The Separate
           Annuity Contracts                   Account, Fixed Account, and Surrenders

     8.    Annuity Period                      Settlement Provisions

     9.    Death Benefit                       Death Benefits

     10.   Purchases and Contract Value        The Contract, The Contract Offered, and
                                               Contract Value

     11.   Redemptions                         Surrenders

     12.   Taxes                               Federal Tax Considerations

     13.   Legal Proceedings                   Legal Matters and Experts

     14.   Table of Contents of the            Table of Contents to
           Statement of Additional             Statement of Additional
           Information                         Information

     15.   Cover Page                          Part B; Statement of Additional
                                               Information


           N-4 ITEM NO.                        PROSPECTUS HEADING
    ------------------------------------------------------------------------
     16.   Table of Contents                   Table of Contents

     17.   General Information and History     Summary

     18.   Services                            None

     19.   Purchase of Securities              Distribution of Contracts
           being Offered

     20.   Underwriters                        Distribution of Contracts

     21.   Calculation of Performance Data     Calculation of Yield and Return

     22.   Annuity Payments                    Settlement Provisions

     23.   Financial Statements                Financial Statements

     24.   Financial Statements and            Financial Statements and
           Exhibits                            Exhibits

     25.   Directors and Officers of the       Directors and Officers of the
           Depositor                           Depositor

     26.   Persons Controlled by or Under      Persons Controlled by or Under
           Common Control with the             Common Control with the Depositor
           Depositor or Registrant             or Registrant

     27.   Number of Contract Owners           Number of Contract Owners

     28.   Indemnification                     Indemnification

     29.   Principal Underwriters              Principal Underwriters

     30.   Location of Accounts and            Location of Accounts and Records
           Records

     31.   Management Services                 Management Services

     32.   Undertakings                        Undertakings


                                     PART A

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
[PRODUCT NAME]
PUTNAM CAPITAL MANAGER TRUST
SEPARATE ACCOUNT TWO


P.O. Box 5085
Hartford, Connecticut 06102-5085
Telephone: 1-800-521-0538 (Contract Owners)

--------------------------------------------------------------------------------


This Prospectus describes information you should know before you purchase [PRODUCT NAME] variable annuity. Please read it carefully.



[PRODUCT NAME] variable annuity is a contract between you and Hartford Life and Annuity Insurance Company where you agree to make at least one payment to us and we agree to make a series of annuity payments to you at a later date. This annuity is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:


x  Flexible, because you may add premium payments at any time.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make annuity payments to you.

x Variable, because the value of your annuity will fluctuate with the performance of the underlying funds.


At the time you purchase, you allocate your Net Premium Payment, which is any purchase payment less the sales charge and any premium taxes, to "sub-accounts". These are subdivisions of our separate account, an account that keeps your annuity assets separate from our company assets. The sub-accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment goals and risk tolerance. The sub-accounts and the funds are listed below:



- Putnam Asia Pacific Growth Sub-Account which purchases Class IB shares of Putnam VT Asia Pacific Growth Fund of Putnam Variable Trust



- Putnam Diversified Income Sub-Account which purchases Class IB shares of Putnam VT Diversified Income Fund of Putnam Variable Trust



- Putnam The George Putnam Fund of Boston Sub-Account which purchases Class IB shares of Putnam VT The George Putnam Fund of Boston of Putnam Variable Trust



- Putnam Global Asset Allocation Sub-Account which purchases Class IB shares of Putnam VT Global Asset Allocation Fund of Putnam Variable Trust



- Putnam Global Growth Sub-Account which purchases Class IB shares of Putnam VT Global Growth Fund of Putnam Variable Trust



- Putnam Growth and Income Sub-Account which purchases Class IB shares of Putnam VT Growth and Income Fund of Putnam Variable Trust



- Putnam Health Sciences Sub-Account which purchases Class IB shares of Putnam VT Health Sciences Fund of Putnam Variable Trust



- Putnam High Yield Sub-Account which purchases Class IB shares of Putnam VT High Yield Fund of Putnam Variable Trust



- Putnam Income Sub-Account (formerly Putnam U.S. Government and High Quality Bond Sub-Account) which purchases Class IB shares of Putnam VT Income Fund (formerly Putnam VT U.S. Government and High Quality Bond Fund) of Putnam Variable Trust



- Putnam International Growth Sub-Account which purchases Class IB shares of Putnam VT International Growth Fund of Putnam Variable Trust



- Putnam International Growth and Income Sub-Account which purchases Class IB shares of Putnam VT International Growth and Income Fund of Putnam Variable Trust


                            1     - PROSPECTUS

- Putnam International New Opportunities Sub-Account which purchases Class IB shares of Putnam VT International New Opportunities Fund of Putnam Variable Trust



- Putnam Investors Sub-Account which purchases Class IB shares of Putnam VT Investors Fund of Putnam Variable Trust



- Putnam Money Market Sub-Account which purchases Class IB shares of Putnam VT Money Market Fund of Putnam Variable Trust



- Putnam New Opportunities Sub-Account which purchases Class IB shares of Putnam VT New Opportunities Fund of Putnam Variable Trust



- Putnam New Value Sub-Account which purchases Class IB shares of Putnam VT New Value Fund of Putnam Variable Trust



- Putnam OTC & Emerging Growth Sub-Account which purchases Class IB shares of Putnam VT OTC & Emerging Growth Fund of Putnam Variable Trust



- Putnam Research Sub-Account which purchases Class IB shares of Putnam VT Research Fund of the Putnam Variable Trust



- Putnam Small Cap Value Sub-Account which purchases Class IB shares of Putnam VT Small Cap Value Fund of Putnam Variable Trust



- Putnam Utilities Growth and Income Sub-Account which purchases Class IB shares of Putnam VT Utilities Growth and Income Fund of Putnam Variable Trust



- Putnam Vista Sub-Account which purchases Class IB shares of Putnam VT Vista Fund of Putnam Variable Trust



- Putnam Voyager Sub-Account which purchases Class IB shares of Putnam VT Voyager Fund of Putnam Variable Trust



You may also allocate some or all of your Net Premium Payment to one of the "Fixed Accumulation Features", which pays an interest rate guaranteed for a certain time period from the time the payment is made. Net Premium Payments put in a Fixed Accumulation Feature are not segregated from our company assets like the assets of the separate account.



If you decide to buy this annuity, you should keep this Prospectus for your records. You can also call us at 1-800-521-0538 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this Prospectus, is filed with the Securities and Exchange Commission. We have included the Table of Contents for the Statement of Additional Information at the end of this Prospectus.



Although we file the Prospectus and the Statement of Additional Information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.



This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).


This annuity IS NOT:

-  A bank deposit or obligation

-  Federally insured

-  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states


Prospectus Dated: May 3, 1999
Statement of Additional Information Dated: May 3, 1999


                            2     - PROSPECTUS

TABLE OF CONTENTS

      -------------------------------------------------------------------

                                                                         Page
 ----------------------------------------------------------------------------
    Glossary Of Special Terms                                              4
 ----------------------------------------------------------------------------
    Fee Table                                                              5
 ----------------------------------------------------------------------------
    Annual Fund Operating Expenses                                         5
 ----------------------------------------------------------------------------
    Summary                                                                7
 ----------------------------------------------------------------------------
    Hartford Life And Annuity Insurance Company                            8
 ----------------------------------------------------------------------------
    The Separate Account                                                   9
 ----------------------------------------------------------------------------
    The Funds                                                              9
 ----------------------------------------------------------------------------
    Performance Related Information                                       11
 ----------------------------------------------------------------------------
    The Fixed Accumulation Features                                       12
 ----------------------------------------------------------------------------
    The Contract                                                          13
 ----------------------------------------------------------------------------
       Contract Value - Before The Annuity Commencement Date              14
 ----------------------------------------------------------------------------
       Contract Value Transfers Before And After The Annuity
        Commencement Date                                                 14
 ----------------------------------------------------------------------------

                                                                         Page
 ----------------------------------------------------------------------------

       Surrenders                                                         15
 ----------------------------------------------------------------------------
       Contract Charges                                                   16
 ----------------------------------------------------------------------------
       Death Benefits                                                     18
 ----------------------------------------------------------------------------
    Settlement Provisions                                                 19
 ----------------------------------------------------------------------------
       Annuity Payments                                                   20
 ----------------------------------------------------------------------------
    Federal Tax Considerations                                            22
 ----------------------------------------------------------------------------
    Miscellaneous                                                         26
 ----------------------------------------------------------------------------
       How Contracts Are Sold                                             26
 ----------------------------------------------------------------------------
       Legal Matters And Experts                                          28
 ----------------------------------------------------------------------------
       More Information                                                   28
 ----------------------------------------------------------------------------
    Appendix I - Information Regarding Tax-Qualified Retirement Plans     29
 ----------------------------------------------------------------------------
    Table of Contents of Statement of Additional Information              32
 ----------------------------------------------------------------------------


                            3     - PROSPECTUS

GLOSSARY OF SPECIAL TERMS
      -------------------------------------------------------------------


ACCOUNT: Any of the Sub-Accounts or Fixed Accumulation Features.


ACCUMULATION UNIT: A unit of measure we use to calculate values before we begin to make annuity payments to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address is Post Office Box 5085, Hartford, CT 06104-5085.

ANNIVERSARY VALUE: The value of your contract determined each year on the date we issued your annuity. Each year we increase your anniversary value by any Net Premium Payments made to us and reduce your value for any money taken out that year.

ANNUAL MAINTENANCE FEE: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is surrendered in full. The charge is deducted proportionately from the funds in use at the time.


ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed.



ANNUITY CALCULATION DATE: The date we calculate your first annuity payment.


ANNUITY UNIT: A unit of measure we use to calculate the value of the annuity payments we make to you.

ASSUMED INVESTMENT RETURN ("AIR"): The investment return, either 3%, 5% or 6%, which we base your variable dollar amount payments on. You select the AIR before we start to make annuity payments.

BENEFICIARY: The person or persons you designate to receive payment of the death benefit upon the death of the Contract Owner.

CODE: The Internal Revenue Code of 1986, as amended.


CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before we begin making annuity payments.



CONTRACT An individual Annuity contract and any endorsements or riders. If you have a group annuity, you will receive a certificate rather than a contract.



CONTRACT ANNIVERSARY: The annual anniversary of the date we issued your annuity. If your contract anniversary falls on a day that is not a Valuation Day, then the next Valuation Day will be your Contract Anniversary for that year.



CONTRACT VALUE: The total value of your Annuity that we get by adding up the value of each of your Sub-Accounts and Fixed Accumulation Features.


CONTRACT YEAR: The 12 months following the date you purchased your annuity and from any Contract Anniversary.

DOLLAR COST AVERAGING ("DCA"): Systematic transfers from one Account to another.


DCA PROGRAM FIXED ACCUMULATION FEATURES: Fixed Accumulation Features we establish to use for dollar cost averaging programs. These are part of our General Account.


DEATH BENEFIT: The amount we pay when the Contract Owner or the Annuitant dies.


FIXED ACCUMULATION FEATURE: This is an account that is part of our General Account. You may allocate all or a portion of your Net Premium Payments or transfer of Contract Value to this account.



GENERAL ACCOUNT: Our General Account that includes our company assets and your annuity assets allocated to any of the Fixed Accumulation Features or DCA Program Fixed Accumulation Features.



HARTFORD OR WE: Hartford Life and Annuity Insurance Company. Only Hartford is capitalized in this prospectus.



MAXIMUM ANNIVERSARY VALUE: This is the highest value your annuity reached on any Contract Anniversary date prior to the deceased's 81st birthday, reduced by any subsequent surrenders and increased by any subsequent additional Net Premium Payments.


NET PREMIUM PAYMENT: This is your premium payment minus any sales charge or premium tax, or any other fee that we take prior to allocating payments according to your instructions.

PAYEE: The person or party designated by you to receive annuity payments.

PREMIUM TAX: A tax charged by a state or municipality on premium payments.

SALES CHARGE: The charge you pay for this annuity when you purchase it and when you make additional premium payments.

SEPARATE ACCOUNT: An account that we establish to separate the assets for your annuity Sub-Accounts from our company assets. For this annuity, the separate account is the Hartford Life and Annuity Insurance Company Separate Account One.

SUB-ACCOUNT: Divisions established within the Separate Account.


SURRENDER: A complete or partial withdrawal from your annuity.


SURRENDER VALUE: What we pay you if you terminate your annuity before we begin to make annuity payments.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                            4     - PROSPECTUS

FEE TABLE
      -------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES


---------------------------------------------------------------------------------------------------------------------------------
Maximum Sales Charge Imposed on Purchases (as a percentage of premium payments):                                          5.5%
---------------------------------------------------------------------------------------------------------------------------------
Range of Sales Charges Imposed on Purchases (as a percentage of premium payments):
  Premium Payment                                                                                                 Sales Charge
---------------------------------------------------------------------------------------------------------------------------------
  Up to $49,999.99                                                                                                        5.5    %
---------------------------------------------------------------------------------------------------------------------------------
  $50,000 to $99,999.99                                                                                                   4.5    %
---------------------------------------------------------------------------------------------------------------------------------
  $100,000 to $249,999.99                                                                                                 3.5    %
---------------------------------------------------------------------------------------------------------------------------------
  $250,000 to $499,999.99                                                                                                 2.5    %
---------------------------------------------------------------------------------------------------------------------------------
  $500,000 to $999,999.99                                                                                                 2.0    %
---------------------------------------------------------------------------------------------------------------------------------
  $1,000,000 and over                                                                                                     1.0    %
---------------------------------------------------------------------------------------------------------------------------------
Annual Maintenance Fee (1)                                                                                                $30
---------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (As percentage of average sub-account value)
  Mortality and Expense Risk Charge                                                                                      0.80    %
---------------------------------------------------------------------------------------------------------------------------------
  Total Separate Account Annual Expenses                                                                                 0.80    %
---------------------------------------------------------------------------------------------------------------------------------



(1) The Annual Maintenance Fee is a single $30 charge deducted only when the Contract Value is less than $50,000 on the Contract Anniversary or upon request for full Surrender. It is deducted proportionally from the investment options in use at the time of the charge.



The purpose of this table is to assist you in understanding various costs you will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. Premium Taxes, if applicable, have been taken into account. This EXAMPLE should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.



Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account. The Annual Maintenance Fee is deducted only when the accumulated value is less than $50,000. In the Example, the Annual Maintenance Fee is approximately a 0.06% annual asset charge based on the experience of the Contracts.



ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)


                                                                                                         Management
                                                                                                            Fees
                                                                                                         including       12b-1
                                                                                                          waivers        Fees
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                                                                          0.800%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                                                                           0.670%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston(2)                                                               0.490%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                                                                      0.650%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                                                                                0.600%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                                                                            0.460%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund(2)                                                                           0.560%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                                                                                   0.640%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Income Fund (formerly Putnam VT U.S. Government and High Quality Bond Fund)                       0.600%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                                                                         0.800%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund                                                              0.800%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund(2)                                                           0.920%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund (2)                                                                                0.520%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                                                                                 0.450%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                                                                            0.560%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT New Value Fund                                                                                    0.700%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund(2)                                                                     0.560%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Research Fund(1)(2)                                                                               0.370%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund(1)                                                                           0.800%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income Fund                                                                  0.650%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund                                                                                        0.650%        0.150%
--------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                                                                      0.540%        0.150%
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                         Other
                                                                                                        Expenses
-----------------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                                                                        0.320%
-----------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                                                                         0.110%
-----------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston(2)                                                             0.360%
-----------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                                                                    0.130%
-----------------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                                                                              0.120%
-----------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                                                                          0.040%
-----------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund(2)                                                                         0.340%
-----------------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                                                                                 0.070%
-----------------------------------------------------------------------------------------------------
Putnam VT Income Fund (formerly Putnam VT U.S. Government and High Quality Bond Fund)                     0.070%
-----------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                                                                       0.270%
-----------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund                                                            0.190%
-----------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund(2)                                                         0.680%
-----------------------------------------------------------------------------------------------------
Putnam VT Investors Fund (2)                                                                              0.330%
-----------------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                                                                               0.080%
-----------------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                                                                          0.050%
-----------------------------------------------------------------------------------------------------
Putnam VT New Value Fund                                                                                  0.110%
-----------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund(2)                                                                   0.340%
-----------------------------------------------------------------------------------------------------
Putnam VT Research Fund(1)(2)                                                                             0.480%
-----------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund(1)                                                                         0.590%
-----------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income Fund                                                                0.070%
-----------------------------------------------------------------------------------------------------
Putnam VT Vista Fund                                                                                      0.120%
-----------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                                                                    0.040%
-----------------------------------------------------------------------------------------------------

                                                                                                            Total Fund

                                                                                                             Operating

                                                                                                             Expenses

                                                                                                       including waivers(1)

-----------------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                                                                               1.270%

-----------------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                                                                                0.930%

-----------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston(2)                                                                    1.000%

-----------------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                                                                           0.930%

-----------------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                                                                                     0.870%

-----------------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                                                                                 0.650%

-----------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund(2)                                                                                1.050%

-----------------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                                                                                        0.860%

-----------------------------------------------------------------------------------------------------
Putnam VT Income Fund (formerly Putnam VT U.S. Government and High Quality Bond Fund)                            0.820%

-----------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                                                                              1.220%

-----------------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund                                                                   1.140%

-----------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund(2)                                                                1.750%

-----------------------------------------------------------------------------------------------------
Putnam VT Investors Fund (2)                                                                                     1.000%

-----------------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                                                                                      0.680%

-----------------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                                                                                 0.760%

-----------------------------------------------------------------------------------------------------
Putnam VT New Value Fund                                                                                         0.960%

-----------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund(2)                                                                          1.050%

-----------------------------------------------------------------------------------------------------
Putnam VT Research Fund(1)(2)                                                                                    1.000%

-----------------------------------------------------------------------------------------------------
Putnam VT Small Cap Value Fund(1)                                                                                1.540%

-----------------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income Fund                                                                       0.870%

-----------------------------------------------------------------------------------------------------
Putnam VT Vista Fund                                                                                             0.920%

-----------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                                                                           0.730%

-----------------------------------------------------------------------------------------------------



(1) Expenses shown are based on estimated expenses for the first fiscal year. The Class IB 12b-1 plans provide for payments by each Fund to Putnam Mutual Funds at the annual rate of up to 0.35%. The Trustees currently limit 12b-1 payments on Class IB shares to 0.15% of average net assets.


                            5     - PROSPECTUS

(2) The Management Fees and Other Expenses shown in the table above reflect an expense limitation. In the absence of an expense limitation, Management Fees, Other Expenses, and Total Fund Operating Expenses would have been:


                                                                                                            Management
                                                                                                               Fees
                                                                                                            including       12b-1
                                                                                                             waivers        Fees
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston                                                                     0.650%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund                                                                                 0.700%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund                                                                 1.200%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund                                                                                       0.650%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund                                                                           0.700%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------
Putnam VT Research Fund                                                                                        0.650%        0.150%
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                            Other
                                                                                                           Expenses
--------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston                                                                   0.360%
--------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund                                                                               0.340%
--------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund                                                               0.680%
--------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund                                                                                     0.330%
--------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund                                                                         0.340%
--------------------------------------------------------------------------------------------------------
Putnam VT Research Fund                                                                                      0.480%
--------------------------------------------------------------------------------------------------------

                                                                                                              Total Fund

                                                                                                              Operating

                                                                                                               Expenses

                                                                                                          including waivers

--------------------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston                                                                        1.160%

--------------------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund                                                                                    1.190%

--------------------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund                                                                    2.030%

--------------------------------------------------------------------------------------------------------
Putnam VT Investors Fund                                                                                          1.130%

--------------------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund                                                                              1.190%

--------------------------------------------------------------------------------------------------------
Putnam VT Research Fund                                                                                           1.280%

--------------------------------------------------------------------------------------------------------



EXAMPLE


                                       If you Surrender your Contract at the end   If you annuitize your Contract at the end
                                       of the applicable time period you would     of the applicable time period you would
                                       pay the following expenses on a $1,000      pay the following expenses on a $1,000
                                       investment, assuming a 5% annual return on  investment, assuming a 5% annual return on
                                       assets:                                     assets:
-----------------------------------------------------------------------------------------------------------------------------
Sub-Account                               1 year    3 years    5 years   10 years     1 year    3 years    5 years   10 years
-----------------------------------------------------------------------------------------------------------------------------
Putnam Asia Pacific Growth                   $81       $123       $169       $293        $80       $123       $168       $293
-----------------------------------------------------------------------------------------------------------------------------
Putnam Diversified Income                     78        117        158        272         78        116        157        271
-----------------------------------------------------------------------------------------------------------------------------
The George Putnam Fund                        79        119        161        280         78        118        161        279
-----------------------------------------------------------------------------------------------------------------------------
Putnam Global Asset Allocation                78        117        158        272         78        116        157        271
-----------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth                          78        115        155        265         77        114        154        265
-----------------------------------------------------------------------------------------------------------------------------
Putnam Growth and Income                      75        108        143        241         75        107        142        240
-----------------------------------------------------------------------------------------------------------------------------
Putnam Health Sciences                        80        121        164        285         79        120        163        284
-----------------------------------------------------------------------------------------------------------------------------
Putnam High Yield Fund                        78        115        154        264         77        114        153        264
-----------------------------------------------------------------------------------------------------------------------------
Putnam International Growth                   81        126        173        303         81        125        172        302
-----------------------------------------------------------------------------------------------------------------------------
Putnam International Growth and
Income                                        81        123        169        294         80        123        168        294
-----------------------------------------------------------------------------------------------------------------------------
Putnam International New
Opportunities                                 87        142        200        357         86        141        199        357
-----------------------------------------------------------------------------------------------------------------------------
Putnam Investors                              79        119        161        280         78        118        161        279
-----------------------------------------------------------------------------------------------------------------------------
Putnam Money Market                           76        109        145        245         75        108        144        244
-----------------------------------------------------------------------------------------------------------------------------
Putnam New Opportunities                      77        111        149        253         76        111        148        253
-----------------------------------------------------------------------------------------------------------------------------
Putnam New Value                              79        118        159        275         78        117        159        274
-----------------------------------------------------------------------------------------------------------------------------
Putnam OTC & Emerging Growth                  80        121        164        285         79        120        163        284
-----------------------------------------------------------------------------------------------------------------------------
Putnam Income                                 77        113        152        260         77        113        151        259
-----------------------------------------------------------------------------------------------------------------------------
Putnam Utilities Growth and Income            78        115        155        265         77        114        154        265
-----------------------------------------------------------------------------------------------------------------------------
Putnam Vista                                  78        116        157        271         78        116        157        270
-----------------------------------------------------------------------------------------------------------------------------
Putnam Voyager                                76        111        147        250         76        110        146        249
-----------------------------------------------------------------------------------------------------------------------------
Putnam Research                               79        119        N/A        N/A         78        118        N/A        N/A
-----------------------------------------------------------------------------------------------------------------------------
Putnam Small Cap Value                        85        136        N/A        N/A         84        135        N/A        N/A
-----------------------------------------------------------------------------------------------------------------------------


                                       would pay the following expenses on a
                                       $1,000 investment, assuming a 5% annual
                                       return on assets:
-------------------------------------
Sub-Account                               1 year    3 years    5 years   10 years
-------------------------------------
Putnam Asia Pacific Growth                   $81       $123       $169       $293
-------------------------------------
Putnam Diversified Income                     78        117        158        272
-------------------------------------
The George Putnam Fund                        79        119        161        280
-------------------------------------
Putnam Global Asset Allocation                78        117        158        272
-------------------------------------
Putnam Global Growth                          78        115        155        265
-------------------------------------
Putnam Growth and Income                      75        108        143        241
-------------------------------------
Putnam Health Sciences                        80        121        164        285
-------------------------------------
Putnam High Yield Fund                        78        115        154        264
-------------------------------------
Putnam International Growth                   81        126        173        303
-------------------------------------
Putnam International Growth and
Income                                        81        123        169        294
-------------------------------------
Putnam International New
Opportunities                                 87        142        200        357
-------------------------------------
Putnam Investors                              79        119        161        280
-------------------------------------
Putnam Money Market                           76        109        145        245
-------------------------------------
Putnam New Opportunities                      77        111        149        253
-------------------------------------
Putnam New Value                              79        118        159        275
-------------------------------------
Putnam OTC & Emerging Growth                  80        121        164        285
-------------------------------------
Putnam Income                                 77        113        152        260
-------------------------------------
Putnam Utilities Growth and Income            78        115        155        265
-------------------------------------
Putnam Vista                                  78        116        157        271
-------------------------------------
Putnam Voyager                                76        111        147        250
-------------------------------------
Putnam Research                               79        119        N/A        N/A
-------------------------------------
Putnam Small Cap Value                        85        136        N/A        N/A
-------------------------------------


                            6     - PROSPECTUS

SUMMARY
      -------------------------------------------------------------------

HOW DO I PURCHASE THIS ANNUITY?
You must complete our application or order request and submit it to us for approval with your first premium payment. Your first premium payment must be at least $1,000 and subsequent premium payments must be at least $500.

- For a limited time, usually within ten days after you receive your annuity, you may cancel your annuity without paying a sales charge. You bear the investment risk for your premium payment prior to our receipt of your request for cancellation.

WHAT TYPE OF SALES CHARGE WILL I PAY?
You pay a sales charge when you purchase your annuity and when you make additional premium payments to your annuity. The percent of the sales charge depends on the size of your premium payment to date. The bigger your premium payment to date, the less the percentage your sales charge is:


Cumulative
Premium Payment        Sales Charge
---------------------  -------------
Up to $49,999.99              5.5%
$50,000 to $99,999.99         4.5%
$100,000 to
$249,999.99                   3.5%
$250,000 to
$499,999.99                   2.5%
$500,000 to
$999,999.99                   2.0%
$1,000,000 and over           1.0%


You might be able to lower the sales charge you pay when you purchase your annuity by signing a LETTER OF INTENT. This is a contract between us where you decide how much you want to invest in the 13 months from the date you purchase this annuity. On the date you purchase your annuity, we deduct the sales charge based on the total amount you plan on investing over the following 13 months. This usually results in a lower percentage sales charge than if you made one initial investment and several premium payments later on. Think about the planned premium payments for your Letter of Intent carefully. If you don't make all the payments you plan on making, we will recalculate the sales charge for the amounts we actually received in the 13 month period. If the percentage sales charge on the actual amount received is more than the percentage sales charge we actually deducted; we will deduct the outstanding sales charge proportionally from all your Accounts.

If you have other annuities with us, under a program called "RIGHTS OF ACCUMULATION", we might include those assets when determining your sales charge for this annuity. Ask your financial consultant or call us to see if your other annuities qualify.

IS THERE AN ANNUAL MAINTENANCE FEE?
Yes. We deduct this $30.00 fee each year on your Contract Anniversary or when you completely Surrender your annuity, if, on either of those dates, the value of your annuity is less than $50,000.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

In addition to the Annual Maintenance Fee, you pay two different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:


A mortality and expense risk charge that is subtracted daily and is equal to an annual charge of 0.80% of your Contract Value invested in the funds.

The second type of charge is the fee you pay for the funds.


Currently, fund charges range from 0.500% to 1.600% of the average daily value of the amount you have invested in the funds. See the Annual Operation Expense Table for more complete information and the Funds' prospectuses attached to this Prospectus.


CAN I TAKE OUT ANY OF MY MONEY?
You may Surrender all or part of the amounts you have invested at any time before we start making annuity payments to you.

- You may have to pay tax on the money you take out and, if you take money out before you are age 59 1/2, you may have to pay an income tax penalty.

WILL HARTFORD PAY A DEATH BENEFIT?
There is a death benefit if you, your joint owner or your Annuitant, die before we begin to make annuity payments. The death benefit will be calculated as of the date we receive Due Proof of Death and will be the greater of:

- The total Premium Payments you have made to us minus any amounts you have taken out, or

- The Contract Value of your annuity, or


- Your maximum anniversary value, which is the highest value your annuity reached on any Contract Anniversary date prior the deceased's 81st birthday, reduced by any subsequent surrenders and increased by any subsequent additional premium payments.


This amount will remain invested in the Sub-Accounts according to your last instructions and will be subject to market fluctuations.

                            7     - PROSPECTUS

WHAT ANNUITY PAYMENT OPTIONS ARE AVAILABLE?

When you purchase your annuity, you may choose one of the following annuity payment options, or receive a lump sum payment:


LIFE ANNUITY where we make scheduled payments for the rest of the Annuitant's life.

- Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated by subtracting the annuity payments already made from the Contract Value at the time we receive Due Proof of Death.

- This option is only available if you select a variable dollar amount payment with the 5% AIR or fixed dollar amount annuity payments.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your Annuitant's age. If the Annuitant dies before the end of the period selected, we will continue to make payments until the end of the period selected.

JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetime of the Annuitant and another designated individual called the Joint Annuitant and then throughout the remaining lifetime of the survivor.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is a minimum of 5 years and a maximum 100 years minus your Annuitant's age. If both the Annuitant and your Joint Annuitant die before the time we guarantee to make payments is up, we will pay the remaining value to your Beneficiary. Payments during the lifetime of the surviving Annuitant can be lower than the original payments.

- Upon the death of the Annuitant and the Joint Annuitant, we will pay the value of the remaining payments to your Beneficiary.
PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time between 5 and 30 years. If the Annuitant dies before the end of the specified time, we pay the Beneficiary the present value of the annuity in one lump sum or continue making the remaining payments to the Beneficiary.

- If you select this option, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments.

You must begin to take payments before the Annuitant's 90th birthday or the end of the 10th Contract Year, which ever comes later. If you do not tell us what payment option you want before that time, we will pay you under the Life Annuity with a 10 year period certain. You and Hartford can agree to start payments at a later date if the laws in effect allow us to defer payment and we agree to allow you to defer.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
      -------------------------------------------------------------------


Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.


                               HARTFORD'S RATINGS


                    Effective
                     Date of
Rating Agency        Rating         Rating        Basis of Rating
--------------------------------------------------------------------
A.M. Best and
Company, Inc.          1/1/99             A+   Financial performance
--------------------------------------------------------------------
Standard &                                     Insurer financial
Poor's                 6/1/98            AA    strength
--------------------------------------------------------------------
Duff & Phelps        12/21/98            AA  + Claims paying ability
--------------------------------------------------------------------


                            8     - PROSPECTUS

THE SEPARATE ACCOUNT
      -------------------------------------------------------------------

The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on March 1, 1993 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:

- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.

- Is not subject to the liabilities arising out of any other business Hartford may conduct.

- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus.

- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.

THE FUNDS
      -------------------------------------------------------------------


The Sub-Accounts purchase shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). Putnam Investment Management, Inc. ("Putnam Management") serves as the investment manager for the Funds. Putnam Management is ultimately controlled by Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.



We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying prospectus for the Funds, and the Statement of Additional Information, which may be ordered from us. The Funds' prospectus should be read in conjunction with this Prospectus before investing.



The Funds may not be available in all states.


The investment goals of each of the Funds are as follows:


PUTNAM VT ASIA PACIFIC GROWTH FUND Seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.



PUTNAM VT DIVERSIFIED INCOME FUND Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government and Investment Grade Sector, a High Yield Sector (which invests primarily in securities commonly known as "junk bonds"), and an International Sector. See the special considerations for investments in high yield securities described in the Fund prospectus.



PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON Seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.



PUTNAM VT GLOBAL ASSET ALLOCATION FUND Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.



PUTNAM VT GLOBAL GROWTH FUND Seeks capital appreciation through a globally diversified portfolio of common stocks.



PUTNAM VT GROWTH AND INCOME FUND Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.



PUTNAM VT HEALTH SCIENCES FUND Seeks capital appreciation by investing primarily in common stocks and other securities of companies in the health sciences industries.



PUTNAM VT HIGH YIELD FUND Seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities, constituting a


                            9     - PROSPECTUS
portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Fund prospectus.



PUTNAM VT INCOME FUND (formerly Putnam VT U.S. Government and High Quality Bond
Fund) Seeks high current income consistent with what Putnam Management believes to be prudent risk. The Fund will normally invest mostly in bonds and other debt securities, and, to a lesser degree, in preferred stocks.



PUTNAM VT INTERNATIONAL GROWTH FUND Seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.



PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND Seeks capital growth, and a secondary objective of high current income by investing primarily in common stocks that Putnam Management believes offer potential for capital growth and may, when consistent with its investment objectives, invest in common stocks that Putnam Management believes offer potential for current income. Under normal market conditions, the fund expects to invest substantially all of its assets in securities principally traded on markets outside the United States.



PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND Seeks long term capital appreciation by investing in companies that have above-average growth prospects due to the fundamental growth of their market sector. Under normal market conditions, the fund expects to invest substantially all of its total assets, other than cash or short-term investments held pending investment, in common stocks, preferred stocks, convertible preferred stocks, convertible bonds and other equity securities principally traded in securities markets outside the United States.



PUTNAM VT INVESTORS FUND Seeks long-term growth of capital and any increased income that results from this growth by investing primarily in common stocks that Putnam Management believes afford the best opportunity for capital growth over the long term.



PUTNAM VT MONEY MARKET FUND Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.



PUTNAM VT NEW OPPORTUNITIES FUND Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.



PUTNAM VT NEW VALUE FUND Seeks long-term capital appreciation by investing primarily in common stocks that Putnam Management believes are undervalued at the time of purchase and have the potential for long-term capital appreciation.



PUTNAM VT OTC & EMERGING GROWTH FUND Seeks capital appreciation by investing primarily in common stocks that Putnam Management believes have potential for capital appreciation significantly greater than that of market averages.



PUTNAM VT RESEARCH FUND Seeks capital appreciation. The Fund is not intended to be a complete investment program, and there is no assurance it will achieve its objective.



PUTNAM VT SMALL CAP VALUE FUND Seeks capital appreciation. The Fund will generally invest in value stocks, which stocks are those that Putnam Management believes are currently undervalued compared to their true worth.



PUTNAM VT UTILITIES GROWTH AND INCOME FUND Seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.



PUTNAM VT VISTA FUND Seeks capital appreciation by investing in a diversified portfolio of common stocks which Putnam Management believes have the potential for above-average capital appreciation.



PUTNAM VT VOYAGER FUND Seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.



The Funds are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other Putnam funds may, however, employ different investment practices and may invest in securities different from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.



Subject to the general oversight of the Trustees of Putnam Variable Trust, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds, and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See the accompanying Funds prospectus for a more complete description of Putnam Management and the respective fees of the Funds.



MIXED AND SHARED FUNDING. Shares of the Funds are sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice


                            10    - PROSPECTUS
known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.


VOTING RIGHTS. We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.


- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract.



- Arrange for the handling and tallying of proxies received from Contract
  Owners.


- Vote all Fund shares attributable to your Contract according to instructions received from you, and

- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.


If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payouts to you, the number of votes you have will decrease.


SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS. We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under Your Contract. We may, in our sole discretion, establish new Funds. New Funds will be will be made available to existing Contract Owners as we determined appropriate. We may also close one or more Funds to additional Payments or transfers from existing Sub-Accounts.

We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.


In the event of any substitution or change, We may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If we decide that it is in the best interest of the Contracts Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.


PERFORMANCE RELATED INFORMATION
      -------------------------------------------------------------------

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.


When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.


The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the

                            11    - PROSPECTUS
recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Money Market Fund Sub-Account may ADVERTISE YIELD AND EFFECTIVE YIELD. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.


The Separate Account may also disclose yield for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts. No yield disclosure for periods prior to the date of the Separate Account will be used without the yield disclosure for periods as of the inception of the Separate Account.


We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.


THE FIXED ACCUMULATION FEATURES

      -------------------------------------------------------------------


IMPORTANT INFORMATION YOU SHOULD KNOW: THIS PORTION OF THE CONTRACT RELATING TO THE FIXED ACCUMULATION FEATURES IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCUMULATION FEATURES ARE NOT REGISTERED AS INVESTMENT COMPANIES UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NONE OF THE FIXED ACCUMULATION FEATURES OR ANY OF THEIR INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURES. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURES MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.



Payments and Contract Values allocated to a Fixed Accumulation Feature become a part of our general assets. We invest the assets of the General Account in accordance with applicable law governing the investments of insurance company General Accounts. We have more than one Fixed Accumulation Feature. The standard Fixed Accumulation Feature (the "Fixed Accumulation Feature") and then a number of DCA Program Fixed Accumulation Features, which we collectively refer to as the "Fixed Accumulation Features".



Currently, we guarantee that we will credit interest at a rate of not less than 3% per year, compounded annually, to amounts you allocate to the Fixed Accumulation Feature. We reserve the right to change the rate subject only to applicable state insurance law. We may credit interest at a rate in excess of 3% per year. We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for the determination of interest rates. Some of the factors that we may consider in determining whether to credit excess interest; are general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, surrenders or transfers from the Fixed Accumulation Feature on a "first-in", "first-out" basis".



IMPORTANT: ANY INTEREST CREDITED TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.


From time to time, we may credit increased interest rates to Contract Owners under certain programs established at our sole discretion.

                            12    - PROSPECTUS

DOLLAR COST AVERAGING PROGRAMS: These programs will use designated DCA Program Fixed Accumulation Features. Currently, Contract Owners may enroll in a special pre-authorized transfer program known as our Dollar Cost Averaging Plus Program (the "Program"). Under this Program, Contract Owners who enroll may allocate a minimum of $5,000 of their Payment into the appropriate DCA Program Fixed Accumulation Feature (we may allow a lower minimum Premium Payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6-Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Under the 6-Month Transfer Program, the interest rate can accrue up to 6 months and all Payments and accrued interest must be transferred from the DCA Program Fixed Accumulation Feature in use to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all Payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program.



The pre-authorized transfers will begin within 15 days after we receive the initial Program Payment and complete enrollment instructions. If We do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, we will transfer any remaining amounts to the Fixed Accumulation Feature and you will receive the Fixed Accumulation Feature's current effective interest rate. Any subsequent Payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period, unless otherwise directed by You.



You may only have one dollar cost averaging program in place at one time, this means one standard dollar cost averaging plan or one Dollar Cost Averaging Plus Program.



You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation of enrollment in the Program, You will no longer receive the increased interest rate and unless we receive instructions to the contrary, the amounts remaining in the DCA Program Fixed Accumulation Feature may be transferred to the Fixed Accumulation Feature and accrue the interest rate currently in effect.


We reserve the right to discontinue, modify or amend the Program or any other interest rate program established by Hartford. Any change to the Program will not affect Contract Owners currently enrolled in the Program. This Program may not be available in all states; please contact us to determine if it is available in your state.

THE CONTRACT
      -------------------------------------------------------------------

THE CONTRACT OFFERED -- The Contracts are individual or group tax-deferred variable annuity contracts. They are designed for retirement planning purposes and may be purchased by any individual, group or trust, including; (a) any trustee or custodian for a retirement plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code; (b) annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; (c) Individual Retirement Annuities adopted according to
Section 408 of the Code; (d) employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and (e) certain eligible deferred compensation plans as defined in Section 457 of the Code ("Qualified Contracts").

PURCHASING A CONTRACT -- A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial premium payment to the Administrative Office of the Company. THE MAXIMUM AGE FOR ANNUITANTS ON THE CONTRACT ISSUE DATE IS 85. Generally, the minimum Premium Payment is $1,000. The minimum subsequent premium payment is $500. Certain plans may be allowed to make smaller periodic premium payments. Unless we give our prior approval, we will not accept a Premium Payment in excess of $1,000,000. Each Net Premium Payment, which is your premium payment after the deduction of the Sales Charge and/or Premium Taxes, may be split among the various Sub-Accounts subject to minimum amounts then in effect. We will send You a confirmation notice upon receipt and acceptance of Your Premium Payment.

RIGHT TO EXAMINE THE CONTRACT -- If you are NOT SATISFIED WITH YOUR PURCHASE, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. You must send a WRITTEN REQUEST for cancellation along with the Contract. We will, without

                            13    - PROSPECTUS
deduction for any charges normally assessed thereunder, pay you an amount equal to the Contract Value plus any applicable Sales Charge or applicable Premium Tax on the date we receive your request for cancellation. YOU BEAR THE INVESTMENT RISK DURING THE PERIOD PRIOR TO OUR RECEIPT OF YOUR REQUEST FOR CANCELLATION. We will refund the premium paid only for Individual Retirement Annuities, if returned within seven days of receipt, and in those states where required by law.


CREDITING AND VALUATION -- Your Net Premium Payment, which is the balance remaining after the deduction of any applicable Sales Charge and/or Premium Tax, is credited to your Contract within two business days of receipt by us at our Administrative Office of a properly completed application or an order to purchase a Contract and the premium payment. The Payment will be credited to the Sub-Account(s) and/or the Fixed Accumulation Features according to the instructions we receive from you.



If your application or other information is incomplete when received, your Payment will be credited to the Sub-Account(s) or the Fixed Accumulation Features within five business days of receipt of complete information. If the Payment is not credited within five business days, it will be immediately returned to you unless you have been informed of the delay and tell us not to return it.



Subsequent Premium Payments are priced on the Valuation Day we receive it in our Administrative Office, provided we receive it before the New York Stock Exchange closes. Unless otherwise specified, We will allocate any subsequent Payments to Sub-Accounts or Fixed Accumulation Features according to your most recent instructions.


CONTRACT VALUE - BEFORE THE ANNUITY COMMENCEMENT DATE

Your Contract Value reflects interest rate credited any amounts allocated to the Fixed Accumulation Features and the investment performance of the Sub-Accounts where you have Payments allocated.


SUB-ACCOUNT VALUES -- Your Sub-Account Values on the date we issue your Contract is the amount of your Net Premium Payment allocated to any Sub-Account. After that, we determine your Sub-Account value by determining the Accumulation Unit value for each Sub-Account, and then multiplying that value by the number of those units. Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

ACCUMULATION UNITS -- The number of Accumulation Units credited to a Sub-Account you have is determined by dividing the dollar amount you allocated to that Sub-Account by the value of one Accumulation Unit for that Sub-Account. A Payment or portion of a Payment allocated to or Contract Values transferred to a Sub-Account increase the number of Accumulation Units of that Sub-Account credited to the Contract. And, Surrenders, transfers out of a Sub-Account, the death of the Contract Owner or the Annuitant before the Annuity Commencement Date, and the application of Contract Value less Premium Tax to an Annuity payment option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

ACCUMULATION UNIT VALUE -- The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. After that, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by
(b) the Net Investment Factor (see the definition below) for the Valuation Day for which the Accumulation Unit value is being calculated.

You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.

THE NET INVESTMENT FACTOR (BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE) -- The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:

(a) Is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by that Fund);

(b) Is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;

(c) Is a daily factor representing the mortality and expense risk charge and any applicable administration charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

CONTRACT VALUE TRANSFERS BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE

You may transfer the your Contract Values from one or more Accounts to another Account free of charge. WE RESERVE THE RIGHT TO LIMIT THE NUMBER OF TRANSFERS TO 12 PER CONTRACT YEAR, WITH NO 2 TRANSFERS OCCURRING ON


                            14    - PROSPECTUS

CONSECUTIVE VALUATION DAYS. Transfers by telephone may be made by You or by your attorney-in-fact pursuant to a power of attorney by calling us at (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states. There may be limitations on transfers to and from the Fixed Accumulation Features that are described in your Contract. Some states may allow us to limit the dollar amount transferred.


We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedure we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded.

We may permit You to preauthorize transfers among Accounts and between Sub-Accounts under certain circumstances. Transfers between the Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Sub-Account.

IT IS YOUR RESPONSIBILITY TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE US IN OUR ADMINISTRATIVE OFFICES OF ANY INACCURACIES WITHIN 30 DAYS OF THE DATE YOU RECEIVE YOUR CONFIRMATION.

The right to reallocate Contract Values is subject to modification if we determine, in our sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by You at any one time. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS.


For Contracts issued in THE STATE OF FLORIDA, MARYLAND OR OREGON, the reservation of rights set forth in the preceding paragraph is limited to: (i) requiring up to a maximum of 10 Valuation Days between each transfer; (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from You and not from Your representative, agent or person acting under a power of attorney for You.


Currently, and with respect to Contracts issued in all states, the only restriction in effect is that we will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with us.


These restrictions do not include any transfers through our DCA Plus or DCA Programs.


SURRENDERS
Contract Owners should consult their tax adviser regarding the tax consequences of a Surrender.

- A Surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender value. (See "Federal Tax Considerations")

FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- At any time prior to the Annuity Commencement Date, You have the right to fully Surrender the Contract. In such event, the Surrender value of the Contract may be taken in the form of a lump sum cash settlement.

The Surrender value of the Contract is equal to the Contract Value less any Premium Taxes, and the Annual Maintenance Fee, if applicable. The Surrender value may be more or less than the amount of the Payments made to a Contract.

PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- You may make a partial surrender of your Contract Value at any time prior to the Annuity Commencement Date so long as the amount Surrendered is at least equal to our minimum amount rules then in effect. Additionally, if the remaining Contract Value following a Surrender is less than $500, we may terminate the Contract and pay the Surrender value. For Contracts issued in TEXAS, the Contract will not be terminated when the remaining Contract Value after a surrender is less than $500 unless there were no Payments made during the previous 2 Contract Years.

WHEN REQUESTING A PARTIAL SURRENDER, YOU SHOULD SPECIFY THE ACCOUNT(S) FROM WHICH THE PARTIAL SURRENDER WILL BE TAKEN; OTHERWISE, THE SURRENDER WILL BE EFFECTED ON A PRO RATA BASIS ACCORDING TO THE VALUE IN EACH SUB-ACCOUNT.

We may permit You to preauthorize partial surrenders subject to certain limitations then in effect. You may request a partial surrender by telephone provided certain requirements are met. We permit partial surrenders by telephone subject to dollar amount limitations in effect at the time You request

                            15    - PROSPECTUS
the surrender. TO REQUEST PARTIAL SURRENDERS BY TELEPHONE, YOU MUST HAVE COMPLETED AND RETURNED TO US A TELEPHONE REDEMPTION PROGRAM ENROLLMENT FORM AUTHORIZING TELEPHONE SURRENDERS. If there are joint Contract Owners, both must authorize us to accept telephone instructions and agree that We may accept telephone instructions for partial surrenders from either Contract Owner. Partial surrender requests will not be honored until we receive all required documents in proper form.

Telephone authorization will remain valid until (a) we receive written notice of revocation by You, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) we discontinue the privilege; or (c) we have reason to believe that You have entered into a market timing agreement with an investment adviser and/or broker/dealer.

We may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. We will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

In order to obtain that day's unit values on surrender, We must receive telephone surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).

WE MAY MODIFY, SUSPEND, OR TERMINATE TELEPHONE TRANSACTION PRIVILEGES AT ANY
TIME.

SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- You may fully Surrender your Contract on or after the Annuity Commencement Date if you elect the Payment For a Period Certain Settlement Option. We pay you the Commuted Value that is equal to the value of the remaining payments we are scheduled to make. The Commuted Value is determined as of the date we receive your written request for Surrender at our Administrative Office.


PARTIAL SURRENDERS ARE PERMITTED AFTER THE ANNUITY COMMENCEMENT DATE IF YOU ELECT THE PAYMENTS FOR A PERIOD CERTAIN SETTLEMENT OPTION, BUT CHECK WITH YOUR TAX ADVISOR BECAUSE THERE MAY BE ADVERSE TAX CONSEQUENCES.


PAYMENT OF SURRENDER AMOUNTS -- Payment of any request for a full or partial surrender from the Sub-Accounts will be made as soon as possible and in any event no later than seven days after we receive the request at our Administrative Office.

There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders; or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

IMPORTANT TAX INFORMATION: THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(B) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS A) ATTAINED AGE
59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%.

WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS")

CONTRACT CHARGES
SALES CHARGES -- The purpose of the Sales Charge is to cover expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and their sales personnel, the cost of preparing sales literature and other promotional activities. If the Sales Charge is not sufficient to cover sales and distribution expenses, We pay them from our general assets, including surplus. Surplus might include profits resulting from unused mortality and expense risk charges.

You pay a Sales Charge when you purchase your annuity and when you make additional premium payments to your annuity. The amount of the Sales Charge depends on the size of your premium payment. The bigger your premium payment, the less your Sales Charge is:


Cumulative
Premium Payment        Sales Charge
---------------------  -------------
Up to $49,999.99              5.5%
$50,000 to $99,999.99         4.5%
$100,000 to
$249,999.99                   3.5%
$250,000 to
$499,999.99                   2.5%
$500,000 to
$999,999.99                   2.0%
$1,000,000 and over           1.0%


If you have other annuities with us, under a program called "Rights of Accumulation", we might include those assets

                            16    - PROSPECTUS
when determining your sales charge for this annuity. Ask your financial consultant or call us to see if your other annuities qualify.

You might be able to lower the Sales Charge you pay when you purchase your annuity by signing a LETTER OF INTENT. This is a contract between us where you decide how much you want to invest in the 13 months from the date you purchase this annuity. On the date you purchase your annuity, we deduct the sales charge based on the total amount you plan on investing over the following 13 months. This usually results in a lower sales charge than if you made one initial investment and several premium payments later on. Think about the planned premium payments for your Letter of Intent carefully. If you don't make all the premium payments you plan on making, we will recalculate the sales charge for the amounts we received in the 13 month period. If it turns out you owe us additional money, will deduct this amount proportionally from your Accounts.

MORTALITY AND EXPENSE RISK CHARGE -- For assuming risks under the Contract, We deduct a daily charge at the rate of 0.80% per annum against all Contract Values held in the Sub-Accounts during the life of the Contract. Although variable annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) our actual mortality experience among Annuitants before or after the Annuity Commencement Date or (b) our actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by us.

There are two types of mortality risks: those made during the accumulation or deferral phase and those made during the annuity payout phase. The mortality risk we take in the accumulation phase is that we may experience a loss resulting from the assumption of the mortality risk relative to the death benefit in event of the death of an Annuitant or Contract Owner before commencement of Annuity payments, in periods of declining value. The mortality risk we take during the annuity payout phase is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. We also assumes the liability for payment of a minimum death benefit under the Contract. These mortality undertakings are based on our determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from our actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, we must provide amounts from our general funds to fulfill our contractual obligations. We will bear the loss in such a situation.

During the accumulation phase, we also provide an expense undertaking. Hartford assumes the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.


ANNUAL MAINTENANCE FEE -- Each year, on each Contract Anniversary on or before the Annuity Commencement Date, we will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse us for expenses relating to the maintenance of the Contract, the Fixed Accumulation Features, and the Sub-Accounts. If during a Contract Year the Contract is surrendered for its full value, we will deduct the Annual Maintenance Fee at the time of such surrender. The fee is a flat fee that will be due in the full amount regardless of the time of the Contract Year that Contract Values are surrendered. The Annual Maintenance Fee is $30.00 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. Fees will be deducted on a pro rata basis according to the value in each Sub-Account and the Fixed Accumulation Features under a Contract.


WAIVERS OF THE ANNUAL MAINTENANCE FEE -- Annual Maintenance Fees are waived for Contracts with Contract Value equal to or greater than $50,000. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own one or more Contracts with a combined Contract Value of $50,000 up to $100,000. If You have multiple contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of Annual Maintenance Fee waivers to a total of six Contracts. We reserve the right to waive the Annual Maintenance Fee under other conditions.

PREMIUM TAXES -- Charges are also deducted for Premium Tax, if applicable, imposed by state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is surrendered, at the time a death benefit is paid, or at the time the Contract annuitizes.


CHARGES AGAINST THE FUNDS -- The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative expenses already deducted from the


                            17    - PROSPECTUS
assets of the Funds. These charges are described in the Funds' prospectuses accompanying this Prospectus.


EXCEPTIONS TO CHARGES UNDER THE CONTRACT -- We may offer, at our discretion, reduced fees and charges including, but not limited to, Sales Charges, the mortality and expense risk charge and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

DEATH BENEFITS
DEATH BEFORE THE ANNUITY COMMENCEMENT DATE

DETERMINATION OF THE BENEFICIARY -- If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, we will pay a Death Benefit to the Beneficiary.

- IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

- IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.

DETERMINATION OF THE DEATH BENEFIT -- If the deceased HAD NOT REACHED HIS OR HER 81ST BIRTHDAY, the Death Benefit is the greatest of:

(a) The Contract Value, or

(b) 100% of the total Payments made to such Contract, reduced by any prior Surrenders, or

(c) The Maximum Anniversary Value immediately preceding the date of death.


The MAXIMUM ANNIVERSARY VALUE is equal to the greatest Contract Anniversary value determined from the following: we will calculate a Contract Anniversary value for each Contract Anniversary prior to the deceased's 81st birthday. The Contract Anniversary value is equal to the Contract Value on a Contract Anniversary, increased by the dollar amount of any Net Premium Payments made since that anniversary and reduced by the dollar amount of any partial surrenders since that anniversary.


IF THE DECEASED REACHED HIS OR HER 81ST BIRTHDAY, then the Death Benefit is the greatest of:

(a) The Contract Value, or

(b) 100% of the total Payments made to such Contract, reduced by any prior surrenders, or

(c) The Maximum Anniversary Value prior to the deceased's 81st birthday, reduced by any prior surrenders and increased by Net Premium Payments.

CALCULATION OF THE DEATH BENEFIT -- If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date we receive written notification of Due Proof of Death. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF WRITTEN NOTIFICATION OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETE SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.

Any Annuity payments made or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by us from the Payee.

DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If, on or after the Annuity Commencement Date, the Contract Owner dies and the Annuitant is living, the Beneficiary becomes the Contract Owner. If the Annuitant dies and the Contract Owner is living, the Contract Owner becomes the Beneficiary.

If the Annuitant dies on or after the Annuity Commencement Date, we will make the payments described below to the Beneficiary under the following Annuity payment options:

x  Life Annuity with Cash Refund

x  Life Annuity with Payments for a Period Certain

x  Joint and Last Survivor Annuity

x  Joint and Last Survivor Life Annuity with Payments for a Period Certain and

x  Life Annuity with Payments for a Period Certain.


THE ANNUITY PROCEEDS SETTLEMENT OPTION -- Proceeds from the Death Benefit may be left with us for at least 5


                            18    - PROSPECTUS
years from the date of the Contract Owner's death if the death occurs prior to the Annuity Commencement Date. These proceeds will remain in the Sub-Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial Surrenders may be made at any time. In the event of a complete Surrender, the remaining value will equal the Contract Value of the proceeds left with us, minus any partial Surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.


SETTLEMENT PROVISIONS
      -------------------------------------------------------------------

You select an Annuity Commencement Date which will not be deferred beyond the Valuation Day immediately following the later of the Annuitant's 90th birthday or the end of the tenth Contract Year. You may elect a later Annuity Commencement Date if we allow and subject to the laws and regulations then in effect. If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday. The Annuity Commencement Date and may be changed from time to time, but ANY CHANGE MUST BE WITHIN 30 DAYS PRIOR TO THE DATE ON WHICH ANNUITY PAYMENTS ARE SCHEDULED TO BEGIN.

You also elect in writing an annuity payment option, which may be any of the options described below or any annuity payment option then being offered by us. The annuity payment option may not be changed on or after the Annuity Commencement Date.

The Contract contains the six annuity payment options described below and the Annuity Proceeds Settlement Option. Annuity payment options Life Annuity with Payments for a Period Certain, Joint and Last Survivor Life Annuity with Payments for a Period Certain and Payments for a Period Certain are each available to Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. The Annuity Proceeds Settlement Option is available to Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Beneficiary at the time the option becomes effective. Such life expectancies are computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table then in use by us.


With respect to Non-Qualified Contracts, if you do not elect otherwise, fixed dollar amount annuity payments will automatically begin on the Annuity Commencement Date under the annuity payment option Life Annuity with Payments for a Period Certain with a 10 year Period Certain. For Qualified Contracts and Contracts issued in Texas, if you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity payment option.


ANNUITY PAYMENT OPTIONS

OPTION 1 -- LIFE ANNUITY where we make Annuity payments for as long as the Annuitant lives.

- Payments under this option STOP UPON THE DEATH OF THE ANNUITANT, even if the Annuitant dies after one payment.

OPTION 2 -- LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated by subtracting the annuity payments already made and any applicable Premium Taxes from the Contract Value at the time we receive Due Proof of Death.

- This option is only available if you select payments using a VARIABLE DOLLAR AMOUNT PAYMENT OPTION WITH THE 5% AIR OR FIXED DOLLAR AMOUNT ANNUITY PAYMENTS.

OPTION 3 -- LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments to you for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your Annuitant's age. If the Annuitant dies before the end of the period selected, we will continue to make payments until the end of the period selected.

OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetime of the Annuitant and another designated individual called the Joint Annuitant and then throughout the remaining lifetime of the survivor.

OPTION 5 -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of you and a Joint Annuitant, and we guarantee that those payments for a time period you select which is not less than 5 years and no more than 100 years minus your Annuitant's age. If both you and your Joint Annuitant die before the time we guarantee to make payments is up, we will pay the remaining value to your Beneficiary.

- Upon the death of the Annuitant and Joint Annuitant we will give your Beneficiary the present value of the remaining payments.

                            19    - PROSPECTUS

OPTION 6 -- PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time between 5 and 30 years. If the Annuitant dies before the end of the specified time, we pay the Beneficiary the present value of the annuity in one lump sum or continue making the remaining payments to the Beneficiary.


- If you select this option and select to have your payments made through a variable annuity option, YOU MAY SURRENDER YOUR ANNUITY after payments have started and we will give you the ANNUITY PROCEEDS SETTLEMENT OPTION


WE MAY OFFER OTHER ANNUITY PAYMENT OPTIONS FROM TIME TO TIME.

ANNUITY PAYMENTS
When your decide to begin to take payments, we calculate your Contract Value minus any Premium Tax which we must pay and, unless you instruct us otherwise, we apply that amount to a variable annuity with the same Sub-Account values. You may however, choose to have your Contract Value applied to a fixed annuity instead.


IMPORTANT: YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG SUB-ACCOUNTS AND THE FIXED ACCUMULATION FEATURES TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.



ANNUITY PAYMENTS -- The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, we have the right to change the frequency of payment to intervals so that payments will at least be $50. If any amount due is less than the minimum amount per year, we make such other settlement as may be equitable to the Payee.


All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by You. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may be changed within 30 days prior to the anniversary of your Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE -- You select the Annuity Commencement Date in your application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Annuity Commencement Date.

ANNUITY CALCULATION DATE -- On the Annuity Calculation Date, Your Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by You. The first Annuity payment is computed using the value of these Annuity Units as of the Annuity Calculation Date.

INCOME PAYMENT DATES -- All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date, based on the Annuity payment frequency selected by You. They are also shown on the specification page of your Contract. You may choose from monthly, quarterly, semi-annual and annual payments. The Annuity payment frequency may not be changed once selected by You.

IN THE EVENT THAT YOU DO NOT SELECT A PAYMENT FREQUENCY, ANNUITY PAYMENTS WILL BE MADE MONTHLY.

VARIABLE ANNUITY PAYMENTS

THE FIRST VARIABLE ANNUITY PAYMENT -- Variable Annuity payments are periodic payments we pay to your designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by You. The dollar amount of the first Variable Annuity payment depends on the Annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.

The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the payment factor in the Contract for the selected Annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.

ANNUITY UNITS -- The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

SUBSEQUENT VARIABLE ANNUITY PAYMENTS -- The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income

                            20    - PROSPECTUS

Payment Date. It is determined by multiplying (a) by (b) and adding (c), where:

(a) is the number of Annuity Units of each Sub-Account credited under the Contract;

(b) is the Annuity Unit value (described below) for that Sub-Account; and

(c) Is the result of each Sub-Account calculation.

The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.

When an Income Payment Date falls on a day that is not a Valuation Day, the Income Payment is computed as of the prior Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payment will be computed as of the last Valuation Day of the month.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to
(a) multiplied by (b) multiplied by (c) where:

(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b) is the Annuity Unit value for the preceding Valuation Period; and

(c) is the Annuity Unit Factor

The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively.

THE ASSUMED INVESTMENT RETURN (AIR). The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by You. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

The Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:

- If You select a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If You select a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If You select a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE RETURNS REMAINED CONSTANT AND EQUAL TO THE AIR. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE AIR.

EXCHANGE (TRANSFER) OF ANNUITY UNITS. After the Annuity Calculation Date, You may exchange (i.e., transfer) the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment

                            21    - PROSPECTUS
generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to Sub-Account Value Transfers Before and After the Annuity Commencement Date.

FIXED DOLLAR ANNUITY. Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.

OTHER INFORMATION

ASSIGNMENT -- Ownership of this Contract is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of tax-qualified retirement plan involved. An assignment of a Non-Qualified Contract may subject the Contract values or assignment proceeds to income taxes and certain penalty taxes.

CONTRACT MODIFICATION -- The Annuitant may not be changed; however, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.


FEDERAL TAX CONSIDERATIONS

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What are some of the federal tax consequences which affect these Contracts?


A.  GENERAL


Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.



Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.



B.  TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT


The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.


No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.


C. TAXATION OF ANNUITIES - GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.


1. NON-NATURAL PERSONS, CORPORATIONS, ETC. Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:



- certain annuities held by structured settlement companies,



- certain annuities held by an employer with respect to a terminated qualified retirement plan and



- certain immediate annuities.


                            22    - PROSPECTUS

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.


If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.


2. OTHER CONTRACT OWNERS (NATURAL PERSONS). A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    a.  DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

 i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE. Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

 i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.


 iii. Generally, non-periodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).


    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS. Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to

                            23    - PROSPECTUS
such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

    d.  10% PENALTY TAX - APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
PAYMENTS.

 i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):


    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.


    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.


    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).


    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982. If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

    f.  REQUIRED DISTRIBUTIONS

 i. Death of Contract Owner or Primary Annuitant

Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii.Alternative Election to Satisfy Distribution Requirements


If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election must be made and payments must begin within a year of the death.


 iii. Spouse Beneficiary


If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal continuation shall apply only once for this contract.


                            24    - PROSPECTUS

3. DIVERSIFICATION REQUIREMENTS. The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.



The Treasury Department's diversification regulations require, among other things, that:



- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,



- no more than 70% is represented by any two investments,



- no more than 80% is represented by any three investments and



- no more than 90% is represented by any four investments.



In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.



A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.



We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.



4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT. In order for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.



The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.



In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."



The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.



Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.



D.  FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:


1. NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If there is no election to waive withholding, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.


2.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld

                            25    - PROSPECTUS
at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.


E.  GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS


The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.



F.  ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.


MISCELLANEOUS

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HOW CONTRACTS ARE SOLD


Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.



The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.


HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 6% of Premium Payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, no Sales Charges will be accessed on premium payments. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and (2) employees and registered representatives (and their families) of registered broker-dealers (or financial institutions affiliated therewith) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

YEAR 2000


IN GENERAL The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century


                            26    - PROSPECTUS
date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.



The integrity and reliability of Hartford's IT systems, as well as the reliability of its non-IT systems, are integral aspects of Hartford's business. Hartford issues insurance policies, annuities, mutual funds and other financial products to individual and business customers, nearly all of which contain date sensitive data, such as policy expiration dates, birth dates and premium payment dates. In addition, various IT systems support communications and other systems that integrate Hartford's various business segments and field offices. Hartford also has business relationships with numerous third parties that affect virtually all aspects of Hartford's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to Hartford, and whose operations are important to Hartford's business.



INTERNAL YEAR 2000 EFFORTS AND TIMETABLE Beginning in 1990, Hartford began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, Hartford's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of Hartford's business segments. These Year 2000 efforts include the following five main initiatives: (1) identifying and assessing Year 2000 issues;
(2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing IT and non-IT systems for Year 2000 readiness; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. As of December 31, 1998, Hartford substantially completed initiatives (1) through (4) of its internal Year 2000 efforts. Hartford has begun initiative (5) and management currently anticipates that such activity will continue into the fourth quarter of 1999.



THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE Hartford's Year 2000 efforts include assessing the potential impact on Hartford of third parties' Year 2000 readiness. Hartford's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with Hartford, including, without limitation, insurance agents, brokers, third party administrators, banks and other distributors and servicers of financial products, and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to Hartford's inquiries; and (3) based on the evaluation of third party responses (or a third party's failure to respond) and the significance of the business relationship, conducting additional activities with respect to third parties as determined to be necessary in each case. These activities may include conducting additional inquiries, more in-depth evaluations of Year 2000 readiness and plans, and integrated IT systems testing. Hartford has completed the first third party initiative and, as of early 1999, had substantially completed evaluating third party responses received. Hartford has begun conducting the additional activities described in initiative (3) and management currently anticipates that it will continue to do so through the end of 1999. However, notwithstanding these third party Year 2000 efforts, Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.



YEAR 2000 COSTS The costs of Hartford's Year 2000 program that were incurred through the year ended December 31, 1997 were not material to Hartford's financial condition or results of operations. The after-tax costs of Hartford's Year 2000 efforts for the year ended December 31, 1998 were approximately $3 million. Management currently estimates that after-tax costs related to the Year 2000 program to be incurred in 1999 will be less than $10 million. These costs are being expensed as incurred.



RISKS AND CONTINGENCY PLANS If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in Hartford's business. In addition, Hartford's investing activities are an important aspect of its business and Hartford may be exposed to the risk that issuers of investments held by it will be adversely impacted by Year 2000 issues. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, management cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on Hartford's financial condition or results of operations.



Hartford is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be avoided or minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities.


                            27    - PROSPECTUS

The contingency planning also includes assessing the dependency of Hartford's business on third parties and their Year 2000 readiness. Hartford currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or existing plans may need to be modified as circumstances warrant.



LEGAL MATTERS AND EXPERTS

There are no material legal proceedings pending to which the Separate Account is a party.

Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life and Annuity Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.


The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


MORE INFORMATION
You may call your Representative if you have any questions or write or call us at the address below:

  Hartford Life and Annuity Insurance Company
  Attn: Individual Annuity Services
  P.O. Box 5085
  Hartford, Connecticut 06102-5085.
  Telephone: (800) 521-0538 (Contract Owners)

                            28    - PROSPECTUS

APPENDIX I - INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

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This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.



The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.



Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.



We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.



1.  TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS


Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.



2.  TAX SHELTERED ANNUITIES UNDER SECTION 403(B)


Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of the employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.



Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:



- after the participating employee attains age 59 1/2;



- upon separation from service;



- upon death or disability; or



- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).



Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.



3.  DEFERRED COMPENSATION PLANS UNDER SECTION 457


A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.



Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation (typically 25% of gross compensation) or, for 1999, $8,000 (indexed), whichever is less. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age.



All of the assets and income of an eligible Deferred Compensation Plan established by a governmental employer after August 20, 1996, must be held in trust for the


                            29    - PROSPECTUS
exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Eligible Deferred Compensation Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.



In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:



- attains age 70 1/2,



- separates from service,



- dies, or



- suffers an unforeseeable financial emergency as defined in the Code.



Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.



4.  INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408



TRADITIONAL IRAS. Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.



SIMPLE IRAS. Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.



ROTH IRAS. Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.



5.  FEDERAL TAX PENALTIES AND WITHHOLDING


Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.



(A) PENALTY TAX ON EARLY DISTRIBUTIONS Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distributions that is:



- Made on or after the date on which the employee reaches age 59 1/2;



- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;



- Attributable to the employee's becoming disabled (as defined in the Code);



- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;



- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or



- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.



In addition, the 10% penalty tax does not apply to a distribution from an IRA that is:



- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;


                            30    - PROSPECTUS

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or



- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.



If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.



(B) MINIMUM DISTRIBUTION PENALTY TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.



An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:



- the calendar year in which the individual attains age 70 1/2; or



- the calendar year in which the individual retires from service with the employer sponsoring the plan.



The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.



The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:



- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or



- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.


Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.


If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.



If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.



(C) WITHHOLDING In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.



Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from such other tax-qualified retirement plans unless such distributions are:



- the non-taxable portion of the distribution;



- required minimum distributions; or



- direct transfer distributions.



Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).



Certain states require withholding of state taxes when federal income tax is withheld.


                            31    - PROSPECTUS

TABLE OF CONTENTS TO
STATEMENT OF ADDITIONAL INFORMATION
      -------------------------------------------------------------------

SECTION                                       PAGE
-----------------------------------------------------------
Description of Hartford Life and Annuity
 Insurance Company
-----------------------------------------------------------
Safekeeping of Assets
-----------------------------------------------------------
Independent Public Accountants
-----------------------------------------------------------
Distribution of Contracts
-----------------------------------------------------------
Calculation of Yield and Return
-----------------------------------------------------------
Performance Comparisons
-----------------------------------------------------------
Financial Statements
-----------------------------------------------------------

                            32    - PROSPECTUS

This form must be completed for all tax sheltered annuities.

SECTION 403(B)(11) ACKNOWLEDGMENT FORM
---------------------------------------------------------------

The Hartford Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

        a. attained age 59 1/2,

        b. separated from service,

        c. died, or

        d. become disabled.

Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.


Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the [PRODUCT NAME]. Please refer to your Plan.


Please complete the following and return to:

        Hartford Life and Annuity Insurance Company
       Individual Annuity Services
       P.O. Box 5085
       Hartford, CT 06102-5085
Name of Contract Owner/Participant _____________________
Address ________________________________________________
City or Plan/School District ___________________________
Date: __________________________________________________
Contract No: ___________________________________________
Signature: _____________________________________________

--------------------------------------------------------------------------------

To obtain a Statement of Additional Information, please complete the form below and mail to:

       Hartford Life and Annuity Insurance Company
       Attn: Individual Annuity Services
       P.O. Box 5085
       Hartford, CT 06102-5085


Please send a Statement of Additional Information for [Product Name] Variable Annuity to me at the following address:


-------------------------------------------------------
Name

-------------------------------------------------------
Address

-------------------------------------------------------
City/State                                                 Zip Code

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO
                                  [PRODUCT NAME]



This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life and Annuity Insurance Company Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT 06102-5085.





Date of Prospectus: May 3, 1999

Date of Statement of Additional Information: May 3, 1999











333-66935

                               TABLE OF CONTENTS


SECTION                                                                    Page

DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY.................  3

SAFEKEEPING OF ASSETS .....................................................  3

INDEPENDENT PUBLIC ACCOUNTANTS ............................................  4

DISTRIBUTION OF CONTRACTS..................................................  4

CALCULATION OF YIELD AND RETURN............................................  5

PERFORMANCE COMPARISONS.................................................... 11

FINANCIAL STATEMENTS ......................................................

           DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS
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  Rating Agency                Effective      Rating        Basis of Rating
                             Date of Rating
-------------------------------------------------------------------------------
A.M. Best and Company, Inc.     1/1/99          A+   Financial performance
-------------------------------------------------------------------------------
Standard & Poor's               6/1/98          AA   Insurer financial strength
-------------------------------------------------------------------------------
Duff & Phelps                 12/21/98          AA+  Claims paying ability
-------------------------------------------------------------------------------

                              SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                            DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 6% of Premium Payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in the prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, no Sales Charges will be accessed on premium payments. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and
(2) employees and registered representatives (and their families) of registered broker-dealers (or financial institutions affiliated therewith) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

Hartford currently pay HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 1998:
$67,003,507; 1997: $97,513,541, and 1996: $154,325,791. HSD has retained none of these commissions.

                         CALCULATION OF YIELD AND RETURN

YIELD OF THE PUTNAM MONEY MARKET FUND SUB-ACCOUNT. As summarized in the prospectus under the heading "Performance Related Information," the yield of the Putnam Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result, according to the following formula:

                                                365/7
     Effective Yield = [(Base Period Return + 1)     ] - 1

The yield and effective yield for the seven day period ending December 31, 1998 for the Putnam Money Market Fund Sub-Account is as follows:

                             ($30 Annual Maintenance Fee)

-------------------------------------------------------------------------------
SUB-ACCOUNT                          YIELD                   EFFECTIVE YIELD
-------------------------------------------------------------------------------
Putnam Money Market*                 3.92%                       4.00%
-------------------------------------------------------------------------------

* Yield and effective yield for the seven day period ending December 31, 1998.

THE PUTNAM MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

YIELDS OF THE PUTNAM DIVERSIFIED INCOME, PUTNAM GROWTH AND INCOME, PUTNAM INTERNATIONAL GROWTH AND INCOME, PUTNAM HIGH YIELD AND PUTNAM INCOME SUB-ACCOUNTS. As summarized in the prospectus under the heading "Performance Related Information," yields of these two Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying fund's "net asset value per share" for the same period in addition to the daily expense charge assessed at the sub-account level for the respective period. These Sub-Accounts' yields will vary from time to time depending upon market conditions and the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the Funds.


THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset based charges assessed under the Contract over the base period. Yield quotations based on a 30 day period ended December 31, 1998 were computed by dividing the dividends and interest earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:
                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where    A = Dividends and interest earned during the period.
         B = Expenses accrued for the period (net of reimbursements).
         C = The average daily number of units outstanding during the period that were entitled to receive dividends.
         D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

-------------------------------------------------------------------------------
SUB-ACCOUNT                                                            YIELD
-------------------------------------------------------------------------------
Putnam Growth and Income**                                             0.61%
-------------------------------------------------------------------------------
Putnam Global Asset Allocation**                                       1.17%
-------------------------------------------------------------------------------
Putnam High Yield**                                                    9.63%
-------------------------------------------------------------------------------
Putnam Utilities Growth and Income**                                   1.90%
-------------------------------------------------------------------------------
Putnam Income**                                                        4.95%
-------------------------------------------------------------------------------
Putnam Diversified Income**                                            6.51%
-------------------------------------------------------------------------------

** Yield quotation based on a 30 day period ended December 31, 1998.

CALCULATION OF TOTAL RETURN. As summarized in the prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

The following are the standardized average annual total return quotations for the Sub-Accounts for the 1 year, 5 years, and since inception periods ended December 31, 1998. (These returns assume a mortality and risk expense charge of 1.50% and an Annual Maintenance Fee of $30.) There is no information for Putnam Small Cap Value Sub-Account because as of December 31, 1998, the Sub-Account had not commenced operation.

           STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED
                                 DECEMBER 31, 1998

-------------------------------------------------------------------------------
SUB-ACCOUNT              INCEPTION   1 YEAR   5 YEAR   10 YEAR  SINCE INCEPTION
                           DATE
-------------------------------------------------------------------------------
Putnam Asia Pacific
  Growth                   5/1/95   -14.43%     N/A      N/A          -8.75%
-------------------------------------------------------------------------------
Putnam Diversified
  Income Fund             9/15/93   -10.74%    0.40%     N/A           0.22%
-------------------------------------------------------------------------------
Putnam The George
  Putnam Fund of Boston    5/1/98     N/A       N/A      N/A          -5.83%
-------------------------------------------------------------------------------
Putnam Global Asset
  Allocation               2/1/88     3.44%    8.70%     N/A           8.99%
-------------------------------------------------------------------------------
Putnam Global Growth       5/1/90    18.55%    9.51%     N/A           9.85%
-------------------------------------------------------------------------------
Putnam Growth and
  Income                   2/1/88     5.09%   14.10%     N/A          12.28%
-------------------------------------------------------------------------------
Putnam Health Sciences     5/1/98     N/A       N/A      N/A          -0.17%
-------------------------------------------------------------------------------
Putnam High Yield          2/1/88   -14.78%    2.24%     N/A           7.94%
-------------------------------------------------------------------------------
Putnam International
  Growth                   1/2/97     8.07%     N/A      N/A          10.14%
-------------------------------------------------------------------------------
Putnam International
  Growth and Income        1/2/97     1.26%     N/A      N/A           8.21%
-------------------------------------------------------------------------------
Putnam International New
  Opportunities            1/2/97    16.91%     N/A      N/A           5.78%
-------------------------------------------------------------------------------
Putnam Investors           5/1/98      N/A      N/A      N/A           5.71%
-------------------------------------------------------------------------------
Putnam New
  Opportunities            5/2/94    13.46%     N/A      N/A          18.14%
-------------------------------------------------------------------------------
Putnam New Value           1/2/97    -3.52%     N/A      N/A           4.77%
-------------------------------------------------------------------------------
Putnam OTC & Emerging
  Growth                   5/1/98      N/A      N/A      N/A          -8.32%
-------------------------------------------------------------------------------
Research                  10/1/98      N/A      N/A      N/A          15.15%
-------------------------------------------------------------------------------
Putnam Income              2/1/88    -1.55%    1.77%     N/A           4.12%
-------------------------------------------------------------------------------
Putnam Utilities Growth
  and Income Bond          5/1/92     4.68%   10.38%     N/A           9.97%
-------------------------------------------------------------------------------
Putnam Vista Fund          1/2/97     9.04%     N/A      N/A          14.14%
-------------------------------------------------------------------------------
Putnam Voyager             2/1/88    13.45%   15.32%     N/A          16.39%
-------------------------------------------------------------------------------
Putnam Money Market        2/1/88    -4.40%   -0.26%     N/A          -0.48%
-------------------------------------------------------------------------------

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, and five years, or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted and the time periods used to calculate return is based on the inception date of the underlying Funds. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.



The following are the non-standardized annualized total return quotations for the Sub-Accounts for the 1year, 5 years, 10 years and since inception periods ended December 31, 1998. (These returns assume a mortality and risk expense charge of 1.45% and an Annual Maintenance Fee of $30.) There is no information for Putnam Small Cap Value Sub-Account because as of December 31, 1998, the Sub-Account had not commenced operation.

         NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE
            INCEPTION DATE OF THE SEPARATE ACCOUNT FOR YEAR ENDED
                             DECEMBER 31, 1998

-------------------------------------------------------------------------------
SUB-ACCOUNT              INCEPTION   1 YEAR   5 YEAR   10 YEAR  SINCE INCEPTION
                           DATE
-------------------------------------------------------------------------------
Putnam Asia Pacific
  Growth                   5/1/95    -6.28%     N/A      N/A          -3.73%
-------------------------------------------------------------------------------
Putnam Diversified
  Income Fund             9/15/93    -2.38%    4.61%     N/A           4.74%
-------------------------------------------------------------------------------
Putnam The George
  Putnam Fund of Boston    5/1/98       N/A      N/A      N/A           2.83%
-------------------------------------------------------------------------------
Putnam Global Asset
  Allocation               2/1/88     12.64     12.7    11.63%           N/A
-------------------------------------------------------------------------------
Putnam Global Growth       5/1/90     28.62     13.7      N/A          11.62%
-------------------------------------------------------------------------------
Putnam Growth and
  Income                   2/1/88     14.38     17.9    14.94%           N/A
-------------------------------------------------------------------------------
Putnam Health Sciences     5/1/98       N/A      N/A      N/A           8.82%
-------------------------------------------------------------------------------
Putnam High Yield          2/1/88     -6.64     6.32     8.87%           N/A
-------------------------------------------------------------------------------
Putnam International
  Growth                   1/2/97     17.54      N/A      N/A          16.33%
-------------------------------------------------------------------------------
Putnam International
  Growth and Income        1/2/97     10.32      N/A      N/A          14.29%
-------------------------------------------------------------------------------
Putnam International New
  Opportunities            1/2/97     26.88      N/A      N/A          12.09%
-------------------------------------------------------------------------------
Putnam Investors           5/1/98       N/A      N/A      N/A          15.04%
-------------------------------------------------------------------------------
Putnam New
  Opportunities            5/2/94     23.24      N/A      N/A          22.04%
-------------------------------------------------------------------------------
Putnam New Value           1/2/97      5.27      N/A      N/A          10.77%
-------------------------------------------------------------------------------
Putnam OTC & Emerging
  Growth                   5/1/98       N/A      N/A      N/A           0.19%
-------------------------------------------------------------------------------
Research                  10/1/98      N/A      N/A      N/A          25.03%
-------------------------------------------------------------------------------
Putnam Income              2/1/88      7.35     6.02     8.19%           N/A
-------------------------------------------------------------------------------
Putnam Utilities Growth
  and Income Bond          5/1/92     13.95     14.5      N/A          13.68%
-------------------------------------------------------------------------------
Putnam Vista Fund          1/2/97     18.56      N/A      N/A          20.36%
-------------------------------------------------------------------------------
Putnam Voyager             2/1/88     23.23     19.2    19.02%           N/A
-------------------------------------------------------------------------------
Putnam Money Market        2/1/88      4.34     4.01     4.43%           N/A
-------------------------------------------------------------------------------

                             PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include about 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/ Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/ Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated
"Baa" or higher ("investment grade") by a nationally recognized rating agency.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life and Annuity Insurance Company Putnam Capital Manager Trust Separate Account Two and to the Owners of Units of Interest therein:

We have audited the accompanying statements of assets and liabilities of Hartford Life and Annuity Insurance Company Putnam Capital Manager Trust Separate Account (Asia Pacific Growth, Diversified Income, The George Putnam Fund of Boston, Global Asset Allocation, Global Growth, Growth and Income, Health Sciences, High Yield, International Growth, International Growth and Income, International New Opportunities, Investors, Money Market, New Opportunities, New Value, OTC & Emerging Growth, Research, U.S. Government and High Quality Bond, Utilities Growth and Income, Vista, and Voyager), (collectively, the Account) as of December 31, 1998, and the related statements of operations and the statements of changes in net assets for the periods presented. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 1998, and the results of their operations and the changes in their net assets for the periods presented in conformity with generally accepted accounting principles.

                                                            ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 15, 1999



                                    SA-1  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF ASSETS & LIABILITIES
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                      Asia Pacific  Diversified   The             Global Asset  Global          Growth
                                       Growth        Income        George Putnam   Allocation    Growth          and Income
                                       Sub-Account   Sub-Account   Fund of Boston  Sub-Account   Sub-Account     Sub-Account
ASSETS                                                             Sub-Account
Investments:
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT ASIA PACIFIC GROWTH FUND
CLASS IA
 Shares 6,388,057
 Cost $66,631,023
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                        $53,212,517   $         --  $        --     $         --  $           --  $           --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 12,087
 Cost $96,019
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                            100,683             --           --               --              --              --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND
CLASS IA
 Shares 28,261,627
 Cost $297,722,682
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --    296,464,466           --               --              --              --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 107,801
 Cost $1,112,875
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --      1,128,676           --               --              --              --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT THE GEORGE PUTNAM FUND
 OF BOSTON
CLASS IA
 Shares 6,225,164
 Cost $61,223,385
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --   63,994,682               --              --              --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 180,343
 Cost $1,782,294
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --    1,853,926               --              --              --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL ASSET ALLOCATION FUND
CLASS IA
 Shares 26,622,033
 Cost $412,181,624
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --      504,487,535              --              --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 65,033
 Cost $1,127,359
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --        1,233,028              --              --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL GROWTH FUND
CLASS IA
 Shares 52,404,540
 Cost $788,976,723
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --              --    1,062,764,073              --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 33,238
 Cost $602,630
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --               --         674,077              --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND
CLASS IA
 Shares 163,058,940
 Cost $3,675,227,316
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --               --              --   4,691,205,714
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 234,290
 Cost $6,296,495
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --             --           --               --              --       6,735,843
---------------------------------------------------------------------------------------------------------------------------------
Due from Hartford Life Insurance
 Company                                        --             --      208,685           14,907              --          33,597
---------------------------------------------------------------------------------------------------------------------------------
Receivable from fund shares sold            18,448         69,660           --           85,714         144,954         459,285
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            53,331,648    297,662,802   66,057,293      505,821,184   1,063,583,104   4,698,434,439
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Due to Hartford Life Insurance Company      17,857         69,906           --           86,015         145,390         461,290
---------------------------------------------------------------------------------------------------------------------------------
Payable for fund shares purchased               --             --      208,708           11,377              --          35,147
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                           17,857         69,906      208,708           97,392         145,390         496,437
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (VARIABLE ANNUITY
 CONTRACT LIABILITIES)                 $53,313,791   $297,592,896  $65,848,585     $505,723,792  $1,063,437,714  $4,697,938,002
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SA-2  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF ASSETS & LIABILITIES (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                     Health        High Yield     International  International  International   Investors
                                      Sciences      Sub-Account    Growth         Growth         New             Sub-Account
                                      Sub-Account                  Sub-Account    and Income     Opportunities
ASSETS                                                                            Sub-Account    Sub-Account
Investments:
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HEALTH SCIENCES FUND
CLASS IA
 Shares 7,089,304
 Cost $70,110,307
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                       $77,556,988   $         --   $         --   $         --   $        --     $         --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 190,319
 Cost $1,920,565
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                         2,080,191             --             --             --            --               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD FUND
CLASS IA
 Shares 47,903,751
 Cost $591,093,786
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --    560,473,888             --             --            --               --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 139,867
 Cost $1,629,910
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --      1,636,444             --             --            --               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH FUND
CLASS IA
 Shares 12,722,293
 Cost $153,692,188
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --    172,005,403             --            --               --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 77,197
 Cost $957,995
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --      1,042,938             --            --               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH
 AND INCOME FUND
CLASS IA
 Shares 14,827,216
 Cost $173,516,087
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --    181,485,123            --               --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 60,689
 Cost $715,953
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --        742,829            --               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL NEW
 OPPORTUNITIES FUND
CLASS IA
 Shares 6,959,903
 Cost $73,370,833
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --             --    79,969,286               --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 6,194
 Cost $66,057
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --             --        71,104               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INVESTORS FUND
CLASS IA
 Shares 11,392,509
 Cost $116,633,839
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --             --            --      132,722,732
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 213,684
 Cost $2,149,684
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                --             --             --             --            --        2,487,279
---------------------------------------------------------------------------------------------------------------------------------
Due from Hartford Life Insurance
 Company                                  225,602          6,941        289,019            512            --          638,943
---------------------------------------------------------------------------------------------------------------------------------
Receivable from fund shares sold               --         58,888             --         83,387        35,170               --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           79,862,781    562,176,161    173,337,360    182,311,851    80,075,560      135,848,954
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Due to Hartford Life Insurance
 Company                                       --         53,922             --         80,257        35,154               --
---------------------------------------------------------------------------------------------------------------------------------
Payable for fund shares purchased         225,088          6,927        287,184             --            --          638,446
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                         225,088         60,849        287,184         80,257        35,154          638,446
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (VARIABLE ANNUITY
 CONTRACT LIABILITIES)                $79,637,693   $562,115,312   $173,050,176   $182,231,594   $80,040,406     $135,210,508
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SA-3  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF ASSETS & LIABILITIES (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                     Money         New             New            OTC &             Research     U.S.Government
                                      Market        Opportunities   Value          Emerging Growth   Sub-Account  and High
                                      Sub-Account   Sub-Account     Sub-Account    Sub-Account                    Quality Bond
ASSETS                                                                                                            Sub-Account
Investments:
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT MONEY MARKET FUND
CLASS IA
 Shares 273,373,599
 Cost $273,373,599
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                       $273,373,599  $           --  $         --   $        --       $        --  $         --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 12,656,586
 Cost $12,656,586
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                         12,656,585              --            --            --                --            --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES FUND
CLASS IA
 Shares 59,816,632
 Cost $992,113,291
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --   1,558,821,427            --            --                --            --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 43,318
 Cost $936,589
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --       1,128,002            --            --                --            --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT NEW VALUE FUND
CLASS IA
 Shares 12,887,644
 Cost $143,502,659
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --   155,038,358            --                --            --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 18,657
 Cost $206,967
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --       224,252            --                --            --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT OTC & EMERGING GROWTH FUND
CLASS IA
 Shares 1,653,462
 Cost $14,748,695
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --    16,683,430                --            --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 48,916
 Cost $415,544
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --       493,560                --            --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM RESEARCH FUND
CLASS IA
 Shares 1,147,289
 Cost $12,355,706
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --            --        13,687,159            --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 18,821
 Cost $204,746
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --            --           224,341            --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT U.S. GOVERNMENT AND HIGH
 QUALITY BOND FUND
CLASS IA
 Shares 25,420,057
 Cost $336,197,989
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --            --                --   349,017,376
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 137,993
 Cost $1,873,096
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --            --            --                --     1,894,644
---------------------------------------------------------------------------------------------------------------------------------
Due from Hartford Life Insurance
 Company                                        --           1,568            --        41,307           115,842       945,695
---------------------------------------------------------------------------------------------------------------------------------
Receivable from fund shares sold         2,035,322           6,807       167,595            20                --            79
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           288,065,506   1,559,957,804   155,430,205    17,218,317        14,027,342   351,857,794
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Due to Hartford Life Insurance
 Company                                 2,035,119           5,286       167,457            73                --            62
---------------------------------------------------------------------------------------------------------------------------------
Payable for fund shares purchased               --           1,545            --        41,516           115,821       946,239
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                        2,035,119           6,831       167,457        41,589           115,821       946,301
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (VARIABLE ANNUITY
 CONTRACT LIABILITIES)                $286,030,387  $1,559,950,973  $155,262,748   $17,176,728       $13,911,521  $350,911,493
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SA-4  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF ASSETS & LIABILITIES (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                     Utilities       Vista          Voyager
                                      Growth          Sub-Account    Sub-Account
                                      and Income
ASSETS                                Sub-Account
Investments:
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT UTILITIES GROWTH AND
 INCOME FUND
CLASS IA
 Shares 24,618,304
 Cost $320,807,135
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                       $447,806,941    $         --   $           --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 89,840
 Cost $1,562,625
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                          1,634,191              --               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND
CLASS IA
 Shares 12,339,530
 Cost $146,197,300
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --     181,637,888               --
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 42,513
 Cost $522,139
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --         626,213               --
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER FUND
CLASS IA
 Shares 62,720,082
 Cost $1,876,228,270
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --    2,875,715,767
---------------------------------------------------------------------------------------------------------------------------------
CLASS IB
 Shares 63,839
 Cost $2,526,164
---------------------------------------------------------------------------------------------------------------------------------
  Market Value:                                 --              --        2,924,462
---------------------------------------------------------------------------------------------------------------------------------
Due from Hartford Life Insurance
 Company                                   277,116          11,311          431,404
---------------------------------------------------------------------------------------------------------------------------------
Receivable from fund shares sold                --          74,875               --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           449,718,248     182,350,287    2,879,071,633
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Due to Hartford Life Insurance Company          --          74,909               --
---------------------------------------------------------------------------------------------------------------------------------
Payable for fund shares purchased          284,203          11,403          426,808
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                          284,203          86,312          426,808
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (VARIABLE ANNUITY
 CONTRACT LIABILITIES)                $449,434,045    $182,263,975   $2,878,644,825
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SA-5  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
---------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                        Units               Unit            Contract
                                                                         Owned by            Price           Liability
                                                                         Participants
---------------------------------------------------------------------------------------------------------------------------------
Deferred annuity contracts in the accumulation period:
---------------------------------------------------------------------------------------------------------------------------------
  Asia Pacific Growth Fund Class IA                                         6,219,008        $ 8.552078      $ 53,185,441
---------------------------------------------------------------------------------------------------------------------------------
  Asia Pacific Growth Fund Class IB                                             9,503         10.544040           100,199
---------------------------------------------------------------------------------------------------------------------------------
  Diversified Income Fund Class IA                                         23,713,424         12.488636       296,148,326
---------------------------------------------------------------------------------------------------------------------------------
  Diversified Income Fund Class IB                                            119,009          9.483976         1,128,676
---------------------------------------------------------------------------------------------------------------------------------
  George Putnam Fund Class IA                                               6,246,649         10.242185        63,979,337
---------------------------------------------------------------------------------------------------------------------------------
  George Putnam Fund Class IB                                                 178,303         10.397822         1,853,967
---------------------------------------------------------------------------------------------------------------------------------
  Global Asset Allocation Class IA                                         16,653,005         30.255566       503,846,085
---------------------------------------------------------------------------------------------------------------------------------
  Global Asset Allocation Class IB                                            121,343         10.190632         1,236,558
---------------------------------------------------------------------------------------------------------------------------------
  Global Growth Fund Class IA                                              42,487,420         24.939571     1,059,618,022
---------------------------------------------------------------------------------------------------------------------------------
  Global Growth Fund Class IB                                                  64,555         10.425449           673,010
---------------------------------------------------------------------------------------------------------------------------------
  Growth and Income Fund Class IA                                         102,727,427         45.567032     4,680,983,975
---------------------------------------------------------------------------------------------------------------------------------
  Growth and Income Fund Class IB                                             644,858         10.443057         6,734,293
---------------------------------------------------------------------------------------------------------------------------------
  Health Sciences Fund Class IA                                             7,148,320         10.848771        77,550,485
---------------------------------------------------------------------------------------------------------------------------------
  Health Sciences Fund Class IB                                               192,842         10.784889         2,079,778
---------------------------------------------------------------------------------------------------------------------------------
  High Yield Fund Class IA                                                 23,582,095         23.742124       559,889,015
---------------------------------------------------------------------------------------------------------------------------------
  High Yield Fund Class IB                                                    183,968          8.895343         1,636,458
---------------------------------------------------------------------------------------------------------------------------------
  International Growth Fund Class IA                                       12,814,996         13.402515       171,753,170
---------------------------------------------------------------------------------------------------------------------------------
  International Growth Fund Class IB                                          109,559          9.510657         1,041,975
---------------------------------------------------------------------------------------------------------------------------------
  International Growth and Income Fund Class IA                            14,001,923         12.922223       180,935,970
---------------------------------------------------------------------------------------------------------------------------------
  International Growth and Income Fund Class IB                                78,056          9.523514           743,371
---------------------------------------------------------------------------------------------------------------------------------
  International New Opportunities Fund Class IA                             7,123,179         11.225771        79,963,182
---------------------------------------------------------------------------------------------------------------------------------
  International New Opportunities Fund Class IB                                 7,437          9.530122            70,874
---------------------------------------------------------------------------------------------------------------------------------
  Investors Fund Class IA                                                  11,569,190         11.431551       132,253,787
---------------------------------------------------------------------------------------------------------------------------------
  Investors Fund Class IB                                                     229,527         10.837505         2,487,495
---------------------------------------------------------------------------------------------------------------------------------
  Money Market Fund Class IA                                              177,635,093          1.538127       273,225,333
---------------------------------------------------------------------------------------------------------------------------------
  Money Market Fund Class IB                                               12,479,981          1.014151        12,656,585
---------------------------------------------------------------------------------------------------------------------------------
  New Opportunities Fund Class IA                                          62,748,813         24.804633     1,556,461,288
---------------------------------------------------------------------------------------------------------------------------------
  New Opportunities Fund Class IB                                             106,695         10.572464         1,128,025
---------------------------------------------------------------------------------------------------------------------------------
  New Value Fund Class IA                                                  12,726,607         12.151266       154,644,382
---------------------------------------------------------------------------------------------------------------------------------
  New Value Fund Class IB                                                      21,769         10.301448           224,249
---------------------------------------------------------------------------------------------------------------------------------
  OTC & Emerging Fund Class IA                                              1,671,708          9.979745        16,683,221
---------------------------------------------------------------------------------------------------------------------------------
  OTC & Emerging Fund Class IB                                                 48,025         10.276087           493,507
---------------------------------------------------------------------------------------------------------------------------------
  Research Fund Class IA                                                    1,095,266         12.496667        13,687,180
---------------------------------------------------------------------------------------------------------------------------------
  Research Fund Class IB                                                       17,975         12.480896           224,341
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Government and High Quality Bond Fund Class IA                      16,353,442         21.305270       348,414,599
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Government and High Quality Bond Fund Class IB                         184,000         10.297077         1,894,658
---------------------------------------------------------------------------------------------------------------------------------
  Utilities Growth and Income Fund Class IA                                19,597,995         22.825900       447,341,870
---------------------------------------------------------------------------------------------------------------------------------
  Utilities Growth and Income Fund Class IB                                   147,712         11.063684         1,634,241
---------------------------------------------------------------------------------------------------------------------------------
  Vista Fund Class IA                                                      12,672,159         14.316454       181,420,383
---------------------------------------------------------------------------------------------------------------------------------
  Vista Fund Class IB                                                          61,101         10.247290           626,121
---------------------------------------------------------------------------------------------------------------------------------
  Voyager Fund Class IA                                                    51,741,607         55.426380     2,867,849,956
---------------------------------------------------------------------------------------------------------------------------------
  Voyager Fund Class IB                                                       272,289         10.741598         2,924,820
---------------------------------------------------------------------------------------------------------------------------------
Sub-total                                                                                                  13,761,428,208
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                    SA-6  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
---------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                        Units               Unit            Contract
                                                                         Owned by            Price           Liability
                                                                         Participants
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Annuity contracts in the annuity period:
---------------------------------------------------------------------------------------------------------------------------------
  Asia Pacific Growth Fund Class IA                                             3,292        $ 8.552078      $        28,151
---------------------------------------------------------------------------------------------------------------------------------
  Diversified Income Fund Class IA                                             25,294         12.488636              315,894
---------------------------------------------------------------------------------------------------------------------------------
  George Putnam Fund Class IA                                                   1,492         10.242185               15,281
---------------------------------------------------------------------------------------------------------------------------------
  Global Asset Allocation Class IA                                             21,191         30.255566              641,149
---------------------------------------------------------------------------------------------------------------------------------
  Global Growth Fund Class IA                                                 126,172         24.939571            3,146,682
---------------------------------------------------------------------------------------------------------------------------------
  Growth and Income Fund Class IA                                             224,279         45.567032           10,219,734
---------------------------------------------------------------------------------------------------------------------------------
  Health Sciences Fund Class IA                                                   685         10.848771                7,430
---------------------------------------------------------------------------------------------------------------------------------
  High Yield Fund Class IA                                                     24,844         23.742124              589,839
---------------------------------------------------------------------------------------------------------------------------------
  International Growth Fund Class IA                                           19,029         13.402515              255,031
---------------------------------------------------------------------------------------------------------------------------------
  International Growth and Income Fund Class IA                                42,737         12.922223              552,253
---------------------------------------------------------------------------------------------------------------------------------
  International New Opportunities Fund Class IA                                   566         11.225771                6,350
---------------------------------------------------------------------------------------------------------------------------------
  Investors Fund Class IA                                                      41,047         11.431551              469,226
---------------------------------------------------------------------------------------------------------------------------------
  Money Market Fund Class IA                                                   96,526          1.538127              148,469
---------------------------------------------------------------------------------------------------------------------------------
  New Opportunities Fund Class IA                                              95,210         24.804633            2,361,660
---------------------------------------------------------------------------------------------------------------------------------
  New Value Fund Class IA                                                      32,434         12.151266              394,117
---------------------------------------------------------------------------------------------------------------------------------
  U.S. Government and High Quality Bond Fund Class IA                          28,267         21.305270              602,236
---------------------------------------------------------------------------------------------------------------------------------
  Utilities Growth and Income Fund Class IA                                    20,062         22.825900              457,934
---------------------------------------------------------------------------------------------------------------------------------
  Vista Fund Class IA                                                          15,190         14.316454              217,471
---------------------------------------------------------------------------------------------------------------------------------
  Voyager Fund Class IA                                                       141,991         55.426380            7,870,049
---------------------------------------------------------------------------------------------------------------------------------
Sub-total:                                                                                                        28,298,956
---------------------------------------------------------------------------------------------------------------------------------
GRAND TOTAL:                                                                                                 $13,789,727,164
---------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-7  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended                Asia Pacific  Diversified   The             Global Asset  Global        Growth        Health
December 31, 1998                 Growth        Income        George Putnam   Allocation    Growth        and Income    Science Fund
                                  Sub-Account   Sub-Account   Fund of Boston  Sub-Account   Sub-Account   Sub-Account   Sub-Account*
                                                              Sub-Account*
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                        $ 2,790,742   $ 11,792,328    $  530,716    $ 10,393,787  $ 23,916,125  $ 68,860,353   $   68,282
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES:
 Mortality and expense
  undertakings                       (806,888)    (4,018,646)     (240,323)     (6,736,188)  (13,255,293)  (59,271,918)    (334,254)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income                      --      5,008,700            --      44,644,942   119,580,624   449,520,386           --
------------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions         (2,643,384)       (10,560)          (77)     (1,101,556)   (2,048,000)   (2,692,306)     (40,455)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period                (4,019,185)   (21,217,526)    2,842,929       5,910,330   103,901,524    87,694,015    7,606,308
------------------------------------------------------------------------------------------------------------------------------------
 Net gain (loss) on investments    (6,662,569)   (21,228,086)    2,842,852       4,808,774   101,853,524    85,001,709    7,565,853
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS                  $(4,678,715)  $ (8,445,704)   $3,133,245     $53,111,315  $232,094,980  $544,110,530   $7,299,881
------------------------------------------------------------------------------------------------------------------------------------

*From inception, April 30, 1998, to December 31, 1998.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-8  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended               High Yield    International  International  International  Investors     Money        New
December 31, 1998                Sub-Account   Growth         Growth         New            Sub-Account*  Market       Opportunities
                                               Sub-Account    and Income     Opportunities                Sub-Account  Sub-Account
                                                              Sub-Account    Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                       $ 45,592,119  $   580,162    $ 2,337,743    $   137,187    $   160,987   $11,677,659  $         --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES:
 Mortality and expense
  undertakings                     (8,201,543)  (1,795,827)    (2,213,903)    (1,022,200)      (490,875)   (3,234,132)  (18,820,230)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income               7,154,195           --      6,025,944             --             --            --    18,663,729
------------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions           (441,473)     925,343      1,131,061        643,101          9,797            --    (5,582,249)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period               (87,363,215)  16,747,707      4,828,897     10,000,358     16,426,490            --   284,218,314
------------------------------------------------------------------------------------------------------------------------------------
 Net gain (loss) on investments   (87,804,688)  17,673,050      5,959,958     10,643,459     16,436,287            --   278,636,065
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS                 $(43,259,917) $16,457,385    $12,109,742    $ 9,758,446    $16,106,399   $ 8,443,527  $278,479,564
------------------------------------------------------------------------------------------------------------------------------------

*From inception, April 30, 1998, to December 31, 1998.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-9  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended             New          OTC &            Research       U.S.Government  Utilities    Vista         Voyager
December 31, 1998              Value        Emerging Growth  Sub-Account**  and High        Growth       Sub-Account   Sub-Account
                               Sub-Account  Sub-Account*                    Quality Bond    and Income
                                                                            Sub-Account     Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                     $ 2,744,638    $    6,377      $   19,993      $13,027,436    $10,871,792  $        --  $  5,723,028
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES:
 Mortality and expense
  undertakings                  (1,965,660)      (69,884)        (24,098)      (3,919,589)    (5,415,814)  (1,899,386)  (34,285,802)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income            2,710,447            --           1,054          339,070     18,737,853           --   139,641,873
------------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions         (77,945)       (5,586)            (25)            (333)       (18,444)    (244,730)   (6,215,151)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period              3,462,804     2,012,751       1,351,047        8,314,527     26,881,495   24,961,915   407,773,124
------------------------------------------------------------------------------------------------------------------------------------
 Net gain (loss) on investments  3,384,859     2,007,165       1,351,022        8,314,194     26,863,051   24,717,185   401,557,973
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS               $ 6,874,284    $1,943,658      $1,347,971      $17,761,111    $51,056,882  $22,817,799  $512,637,072
------------------------------------------------------------------------------------------------------------------------------------

 *From inception, April 30, 1998, to December 31, 1998.
**From inception, October 1, 1998, to December 31, 1998.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-10  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended            Asia Pacific  Diversified   The             Global Asset  Global          Growth          Health
December 31, 1998             Growth        Income        George Putnam   Allocation    Growth          and Income      Sciences
                              Sub-Account   Sub-Account   Fund of Boston  Sub-Account   Sub-Account     Sub-Account     Sub-Account*
                                                          Sub-Account*
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                      $  1,983,854  $  7,773,682   $   290,393    $  3,657,599  $   10,660,832  $    9,588,435  $  (265,972)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income                   --     5,008,700            --      44,644,942     119,580,624     449,520,386           --
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions      (2,643,384)      (10,560)          (77)     (1,101,556)     (2,048,000)     (2,692,306)     (40,455)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of
  investments during the
  period                        (4,019,185)  (21,217,526)    2,842,929       5,910,330     103,901,524      87,694,015    7,606,308
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations               (4,678,715)   (8,445,704)    3,133,245      53,111,315     232,094,980     544,110,530    7,299,881
------------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                       3,701,343    33,956,636    22,958,516      24,919,757      40,146,277     391,563,606   26,776,582
------------------------------------------------------------------------------------------------------------------------------------
 Net transfers                 (11,415,291)   17,449,089    40,402,664      (3,015,745)    (16,693,380)    178,476,225   46,345,740
------------------------------------------------------------------------------------------------------------------------------------
 Surrenders                     (2,634,973)  (15,560,109)     (660,976)    (20,755,078)    (42,527,743)   (203,033,706)    (791,265)
------------------------------------------------------------------------------------------------------------------------------------
 Net annuity transactions            7,452       108,092        15,136          38,867         780,680       3,076,200        6,755
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions       (10,341,469)   35,953,708    62,715,340       1,187,801     (18,294,166)    370,082,325   72,337,812
------------------------------------------------------------------------------------------------------------------------------------
 Total increase (decrease)
  in net assets                (15,020,184)   27,508,004    65,848,585      54,299,116     213,800,814     914,192,855   79,637,693
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of period            68,333,975   270,084,892            --     451,424,676     849,636,900   3,783,745,147           --
------------------------------------------------------------------------------------------------------------------------------------
 END OF PERIOD                $ 53,313,791  $297,592,896   $65,848,585    $505,723,792  $1,063,437,714  $4,697,938,002  $79,637,693
------------------------------------------------------------------------------------------------------------------------------------

*From inception, April 30, 1998, to December 31, 1998.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-11  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended          High Yield    International  International  International   Investors      Money         New
December 31, 1998           Sub-Account   Growth         Growth         New             Sub-Account*   Market        Opportunities
                                          Sub-Account    and Income     Opportunities                  Sub-Account   Sub-Account
                                                         Sub-Account    Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                    $ 37,390,576  $ (1,215,665)  $    123,840   $  (885,013)    $   (329,888)  $  8,443,527  $  (18,820,230)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income          7,154,195            --      6,025,944            --               --             --      18,663,729
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions      (441,473)      925,343      1,131,061       643,101            9,797             --      (5,582,249)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of
  investments during the
  period                     (87,363,215)   16,747,707      4,828,897    10,000,358       16,426,490             --     284,218,314
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations            (43,259,917)   16,457,385     12,109,742     9,758,446       16,106,399      8,443,527     278,479,564
------------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                    72,624,888    33,867,169     28,578,698     8,986,296       36,748,793     69,440,184     100,408,112
------------------------------------------------------------------------------------------------------------------------------------
 Net transfers                12,770,669    46,801,653     30,062,010            22       83,171,689     84,802,844      18,404,946
------------------------------------------------------------------------------------------------------------------------------------
 Surrenders                  (33,136,210)   (3,887,820)    (5,364,128)   (2,835,620)      (1,228,854)   (57,809,657)    (50,246,741)
------------------------------------------------------------------------------------------------------------------------------------
 Net annuity transactions         51,619       185,497        110,000         5,654          412,481        105,102         103,931
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions      52,310,966    76,966,499     53,386,580     6,156,352      119,104,109     96,538,473      68,670,248
------------------------------------------------------------------------------------------------------------------------------------
 Total increase (decrease)
  in net assets                9,051,049    93,423,884     65,496,322    15,914,798      135,210,508    104,982,000     347,149,812
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of period         553,064,263    79,626,292    116,735,272    64,125,608               --    181,048,387   1,212,801,161
------------------------------------------------------------------------------------------------------------------------------------
 END OF PERIOD              $562,115,312  $173,050,176   $182,231,594   $80,040,406     $135,210,508   $286,030,387  $1,559,950,973
------------------------------------------------------------------------------------------------------------------------------------

*From inception, April 30, 1998, to December 31, 1998.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-12  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended         New           OTC &            Research       U.S.Government  Utilities     Vista         Voyager
December 31, 1998          Value         Emerging Growth  Sub-Account**  and High        Growth        Sub-Account   Sub-Account
                           Sub-Account   Sub-Account*                    Quality Bond    and Income
                                                                         Sub-Account     Sub-Account
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                   $    778,978   $   (63,507)    $    (4,105)   $  9,107,847    $  5,455,978  $ (1,899,386) $  (28,562,774)
------------------------------------------------------------------------------------------------------------------------------------
 Capital gains income         2,710,447            --           1,054         339,070      18,737,853            --     139,641,873
------------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions      (77,945)       (5,586)            (25)           (333)        (18,444)     (244,730)     (6,215,151)
------------------------------------------------------------------------------------------------------------------------------------
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  period                      3,462,804     2,012,751       1,351,047       8,314,527      26,881,495    24,961,915     407,773,124
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations             6,874,284     1,943,658       1,347,971      17,761,111      51,056,882    22,817,799     512,637,072
------------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                   24,038,360     4,950,556       1,647,789      37,202,879      35,162,888    35,890,384     199,996,300
------------------------------------------------------------------------------------------------------------------------------------
 Net transfers               11,223,213    10,400,668      10,968,597      83,756,988      29,486,383    30,156,192      84,727,443
------------------------------------------------------------------------------------------------------------------------------------
 Surrenders                  (5,866,336)     (118,154)        (52,836)    (21,228,886)    (20,582,321)   (4,767,016)   (106,034,590)
------------------------------------------------------------------------------------------------------------------------------------
 Net annuity transactions        42,793            --             --          379,477         138,914       171,740       1,865,032
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions     29,438,030    15,233,070     12,563,550      100,110,458      44,205,864    61,451,300     180,554,185
------------------------------------------------------------------------------------------------------------------------------------
 Total increase (decrease)
  in net assets              36,312,314    17,176,728     13,911,521      117,871,569      95,262,746    84,269,099     693,191,257
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of period        118,950,434            --             --      233,039,924     354,171,299    97,994,876   2,185,453,568
------------------------------------------------------------------------------------------------------------------------------------
 END OF PERIOD             $155,262,748   $17,176,728    $13,911,521     $350,911,493    $449,434,045  $182,263,975  $2,878,644,825
------------------------------------------------------------------------------------------------------------------------------------

 *From inception, April 30, 1998, to December 31, 1998.
**From inception, October 1, 1998, to December 31, 1998.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-13  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
----------------------------------------------------------------------------------------------------------------------------
For the Year Ended                Asia Pacific   Diversified    Global Asset   Global         Growth           High Yield
December 31, 1997                 Growth         Income         Allocation     Growth         and Income       Sub-Account
                                  Sub-Account    Sub-Account    Sub-Account    Sub-Account    Sub-Account
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                          $    459,948   $  9,555,318   $  6,371,232   $  6,003,571   $   11,159,629   $ 23,677,407
----------------------------------------------------------------------------------------------------------------------------
 Capital gains income                       --      2,048,961     20,499,937     18,664,210      135,341,577      3,515,165
----------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions             381,797          4,201         42,533        (70,313)         (14,039)        (4,814)
----------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period                (13,132,923)     2,897,636     36,929,311     66,628,239      464,399,235     30,275,390
----------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations                  (12,291,178)    14,506,116     63,843,013     91,225,707      610,886,402     57,463,148
----------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                          15,296,904     55,905,675     53,215,802     94,655,178      653,735,175    119,907,763
----------------------------------------------------------------------------------------------------------------------------
 Net transfers                      (8,269,677)    (9,769,014)    23,676,122      8,639,167      243,532,477     11,079,099
----------------------------------------------------------------------------------------------------------------------------
 Surrenders                         (2,530,242)   (12,309,013)   (18,260,579)   (29,632,010)    (121,451,891)   (22,220,046)
----------------------------------------------------------------------------------------------------------------------------
 Net annuity transactions                8,025        146,954        145,121        886,113        3,412,370        452,320
----------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             4,505,010     33,974,602     58,776,466     74,548,448      779,228,131    109,219,136
----------------------------------------------------------------------------------------------------------------------------
 Total increase (decrease)
  in net assets                     (7,786,168)    48,480,718    122,619,479    165,774,155    1,390,114,533    166,682,284
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS:
 Beginning of period                76,120,143    221,604,174    328,805,196    683,862,745    2,393,630,614    386,381,979
----------------------------------------------------------------------------------------------------------------------------
 END OF PERIOD                    $ 68,333,975   $270,084,892   $451,424,675   $849,636,900   $3,783,745,147   $553,064,263
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------
For the Year Ended                International   International
December 31, 1997                 Growth          Growth
                                  Sub-Account*    and Income
                                                  Sub-Account*
---------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                          $   647,298     $  3,014,762
---------------------------------------------------------------
 Capital gains income                      --               --
---------------------------------------------------------------
 Net realized gain (loss)
  on security transactions            112,426          254,024
---------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period                 1,650,451        3,167,015
---------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations                   2,410,175        6,435,801
---------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                         42,465,632       60,593,915
---------------------------------------------------------------
 Net transfers                     35,605,842       50,937,686
---------------------------------------------------------------
 Surrenders                          (916,342)      (1,623,364)
---------------------------------------------------------------
 Net annuity transactions              60,985          391,234
---------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions           77,216,117      110,299,471
---------------------------------------------------------------
 Total increase (decrease)
  in net assets                    79,626,292      116,735,272
---------------------------------------------------------------
NET ASSETS:
 Beginning of period                       --               --
---------------------------------------------------------------
 END OF PERIOD                    $79,626,292     $116,735,272
---------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-14  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
For the Year Ended                  International    Money          New              New            U.S. Government   Utilities
December 31, 1997                   New              Market         Opportunities    Value          and High          Growth
                                    Opportunities    Sub-Account    Sub-Account      Sub-Account*   Quality Bond      and Income
                                    Sub-Account*                                                    Sub-Account       Sub-Account
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)       $  (428,750)     $   7,935,793  $  (14,288,485)  $   (930,950)   $ 10,317,213     $  6,148,884
-----------------------------------------------------------------------------------------------------------------------------------
 Capital gains income                        --                 --              --             --              --       14,052,925
-----------------------------------------------------------------------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions               93,448                 --        (674,928)       (53,025)         92,811          316,145
-----------------------------------------------------------------------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period                  (3,396,856)                --     216,776,192      8,090,180       4,496,793       50,135,725
-----------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations                    (3,732,158)         7,935,793     201,812,779      7,106,205      14,906,817       70,653,679
-----------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                           35,294,318        159,829,719     173,232,758     55,890,696      30,608,860       30,748,249
-----------------------------------------------------------------------------------------------------------------------------------
 Net transfers                       33,818,005       (163,808,043)     23,002,452     58,041,788      (7,633,402)      (8,439,229)
-----------------------------------------------------------------------------------------------------------------------------------
 Surrenders                          (1,254,557)       (33,923,982)    (34,774,552)    (2,436,634)    (12,023,717)     (12,334,942)
-----------------------------------------------------------------------------------------------------------------------------------
 Net annuity transactions                    --            (59,424)        525,040        348,379          87,519          116,058
-----------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             67,857,766        (37,961,730)    161,985,698    111,844,229      11,039,260       10,090,136
-----------------------------------------------------------------------------------------------------------------------------------
 Total increase (decrease)
  in net assets                      64,125,608        (30,025,937)    363,798,477    118,950,434      25,946,077       80,743,815
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS:
 Beginning of period                         --        211,074,324     849,002,685             --     207,093,847      273,427,484
-----------------------------------------------------------------------------------------------------------------------------------
 END OF PERIOD                      $64,125,608      $ 181,048,387  $1,212,801,162   $118,950,434    $233,039,924     $354,171,299
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------
For the Year Ended                  Vista           Voyager
December 31, 1997                   Sub-Account*    Sub-Account
-------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)       $  (718,048)    $  (22,244,283)
-------------------------------------------------------------------
 Capital gains income                        --         71,707,177
-------------------------------------------------------------------
 Net realized gain (loss)
  on security transactions              (41,487)          (808,610)
-------------------------------------------------------------------
 Net unrealized appreciation
  (depreciation) of investments
  during the period                  10,582,747        357,032,488
-------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from operations                     9,823,212        405,686,772
-------------------------------------------------------------------
UNIT TRANSACTIONS:
 Purchases                           48,980,888        288,568,056
-------------------------------------------------------------------
 Net transfers                       40,279,408         63,585,706
-------------------------------------------------------------------
 Surrenders                          (1,114,398)       (65,966,528)
-------------------------------------------------------------------
 Net annuity transactions                25,767          1,321,830
-------------------------------------------------------------------
 Net increase (decrease)
  in net assets resulting
  from unit transactions             88,171,665        287,509,064
-------------------------------------------------------------------
 Total increase (decrease)
  in net assets                      97,994,877        693,195,836
-------------------------------------------------------------------
NET ASSETS:
 Beginning of period                         --      1,492,257,732
-------------------------------------------------------------------
 END OF PERIOD                      $97,994,877     $2,185,453,568
-------------------------------------------------------------------

*From inception, January 2, 1997 to December 31, 1997.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SA-15  PROSPECTUS

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO -- HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 1998

1.   ORGANIZATION:

Putnam Capital Manager Trust Separate Account Two (the Account) is a separate investment account within Hartford Life and Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contractholders of the Company in the various mutual funds (the Funds) as directed by the contractholders.

2.   SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

A) SECURITY TRANSACTIONS -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income is accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

B) SECURITY VALUATION -- The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1998.

C) FEDERAL INCOME TAXES -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

D) USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.


                                    SA-16  PROSPECTUS

3.   ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

A) MORTALITY AND EXPENSE UNDERTAKINGS -- The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of 1.50% of the Account's average daily net assets.

B) DEDUCTION OF ANNUAL MAINTENANCE FEES -- Annual maintenance fees are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms of the contracts. These expenses are reflected in surrenders on the accompanying statements of changes in net assets.






















                                    SA-17  PROSPECTUS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors of
Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1998 and 1997, and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with statutory accounting practices as described in Note 1.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
January 26, 1999

                             F-1     PROSPECTUS

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
BALANCE SHEETS
(STATUTORY BASIS)
($000)
--------------------------------------------------------------------------------

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                         1998          1997
                                                      -----------   -----------
 Assets
   Bonds...........................................   $ 1,453,792   $ 1,501,311
   Common stocks...................................        40,650        64,408
   Mortgage loans..................................        59,548        85,103
   Policy loans....................................        47,212        36,533
   Cash and short-term investments.................       469,955       309,432
   Other invested assets...........................         2,188        20,942
                                                      -----------   -----------
     Total cash and invested assets................     2,073,345     2,017,729
   Investment income due and accrued...............        20,126        15,878
   Premium balances receivable.....................           333           389
   Receivables from affiliates.....................            --         1,269
   Other assets....................................        45,358        22,788
   Separate account assets.........................    32,876,278    23,208,728
                                                      -----------   -----------
     Total Assets..................................   $35,015,440   $25,266,781
                                                      -----------   -----------
                                                      -----------   -----------
 Liabilities
   Aggregate reserves for future benefits..........   $   579,140   $   605,183
   Policy and contract claims......................         5,667         5,672
   Liability for premium and other deposit funds...     2,011,672     1,795,149
   Asset valuation reserve.........................        21,782        13,670
   Payable to affiliates...........................        19,271        20,972
   Other liabilities...............................      (974,882)     (754,393)
   Separate account liabilities....................    32,876,278    23,208,728
                                                      -----------   -----------
     Total liabilities.............................    34,538,928    24,894,981
                                                      -----------   -----------
 Capital and Surplus
   Common stock....................................         2,500         2,500
   Gross paid-in and contributed surplus...........       226,043       226,043
   Unassigned funds................................       247,969       143,257
                                                      -----------   -----------
     Total capital and surplus.....................       476,512       371,800
                                                      -----------   -----------
 Total liabilities, capital and surplus............   $35,015,440   $25,266,781
                                                      -----------   -----------
                                                      -----------   -----------

 The accompanying notes are an integral part of these statutory basis financial statements.

                             F-2     PROSPECTUS

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF OPERATIONS
(STATUTORY BASIS)
($000)
--------------------------------------------------------------------------------

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Revenues
   Premiums and annuity considerations.............   $   469,343   $   296,645   $   250,244
   Annuity and other fund deposits.................     2,051,251     1,981,246     1,897,347
   Net investment income...........................       129,982       102,285        98,441
   Commissions and expense allowances on
    reinsurance ceded..............................       444,241       396,921       370,637
   Reserve adjustment on reinsurance ceded.........     3,185,590     3,672,076     3,864,395
   Other revenues..................................       458,190       288,632       161,906
                                                      -----------   -----------   -----------
     Total revenues................................     6,738,597     6,737,805     6,642,970
                                                      -----------   -----------   -----------
 Benefits and expenses
   Death and annuity benefits......................        43,390        66,176        60,194
   Disability and other benefit payments...........         6,114         7,316         6,555
   Surrenders......................................       739,663       454,417       270,165
   Commissions and other expenses..................       666,515       564,077       491,637
   Increase (Decrease) in aggregate reserves for
    future benefits................................       (26,043)       33,213        27,351
   Increase in liability for premium and other
    deposit funds..................................       216,523       640,006       207,156
   Net transfers to separate accounts..............     4,956,007     4,914,980     5,492,964
                                                      -----------   -----------   -----------
     Total benefits and expenses...................     6,602,169     6,680,185     6,556,022
                                                      -----------   -----------   -----------
 Net gain from operations
   Before federal income tax (benefit) expense.....       136,428        57,620        86,948
   Federal income tax (benefit) expense............        35,887       (14,878)       19,360
                                                      -----------   -----------   -----------
 Net gain from operations..........................       100,541        72,498        67,588
   Net realized capital gains, after tax...........         2,085         1,544           407
                                                      -----------   -----------   -----------
 Net income........................................   $   102,626   $    74,042   $    67,995
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

 The accompanying notes are an integral part of these statutory basis financial statements.

                             F-3     PROSPECTUS

Hartford Life and Annuity Insurance Company
STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
(STATUTORY BASIS)
($000)
--------------------------------------------------------------------------------

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Common stock,
   Beginning and end of year.......................   $     2,500   $     2,500   $     2,500
                                                      -----------   -----------   -----------
 Gross paid-in and contributed surplus,
   Beginning and end of year.......................   $   226,043   $   226,043   $   226,043
                                                      -----------   -----------   -----------
 Unassigned funds
   Balance, beginning of year......................   $   143,257   $    74,570   $     9,791
   Net income......................................       102,626        74,042        67,995
   Change in net unrealized capital gains (losses)
    on common stocks and other invested assets.....         1,688         2,186        (5,171)
   Change in asset valuation reserve...............        (8,112)       (6,228)          568
   Change in non-admitted assets...................        (1,277)       (1,313)        1,387
   Credit on reinsurance ceded.....................         9,787            --            --
                                                      -----------   -----------   -----------
   Balance, end of year............................   $   247,969   $   143,257   $    74,570
                                                      -----------   -----------   -----------
 Capital and surplus,
   End of year.....................................   $   476,512   $   371,800   $   303,113
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

 The accompanying notes are an integral part of these statutory basis financial statements.

                             F-4     PROSPECTUS

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
STATEMENTS OF CASH FLOWS
(STATUTORY BASIS)
($000)
--------------------------------------------------------------------------------

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Operations
   Premiums and annuity considerations.............   $ 2,520,655   $ 2,277,874   $ 2,147,627
   Investment income...............................       127,425       101,991       106,178
   Other income....................................     4,092,964     4,381,718     4,396,892
                                                      -----------   -----------   -----------
     Total income..................................     6,741,044     6,761,583     6,650,697
                                                      -----------   -----------   -----------
   Benefits paid...................................       790,051       529,733       338,998
   Federal income taxes (received) paid on
    operations.....................................        25,780       (14,499)       28,857
   Other expenses..................................     5,859,063     5,754,725     6,254,139
                                                      -----------   -----------   -----------
     Total benefits and expenses...................     6,674,894     6,269,959     6,621,994
                                                      -----------   -----------   -----------
     Net cash from operations......................        66,150       491,624        28,703
                                                      -----------   -----------   -----------
 Proceeds from investments
   Bonds...........................................       633,926       614,413       871,019
   Common stocks...................................        34,010        11,481        72,100
   Mortgage loans..................................        85,275            --            --
   Other...........................................           127           152            10
                                                      -----------   -----------   -----------
     Net investment proceeds.......................       753,338       626,046       943,129
                                                      -----------   -----------   -----------
   Taxes paid on capital gains.....................            --            --           936
   Other cash provided.............................         1,269            --        41,998
                                                      -----------   -----------   -----------
     Total proceeds................................       820,757     1,117,670     1,012,894
                                                      -----------   -----------   -----------
 Cost of investments acquired
   Bonds...........................................       586,913       848,267       914,523
   Common stocks...................................         7,012        28,302        82,495
   Mortgage loans..................................        59,702        85,103            --
   Other...........................................         1,168        18,548           130
                                                      -----------   -----------   -----------
     Total investments acquired....................       654,795       980,220       997,148
                                                      -----------   -----------   -----------
 Other cash applied
   Other...........................................         5,439         4,848        12,220
                                                      -----------   -----------   -----------
     Total other cash applied......................         5,439         4,848        12,220
                                                      -----------   -----------   -----------
     Total applications............................       660,234       985,068     1,009,368
                                                      -----------   -----------   -----------
 Net change in cash and short-term investments.....       160,523       132,602         3,526
 Cash and short-term investments, beginning of
  year.............................................       309,432       176,830       173,304
                                                      -----------   -----------   -----------
 Cash and short-term investments, end of year......   $   469,955   $   309,432   $   176,830
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

 The accompanying notes are an integral part of these statutory basis financial statements.

                             F-5     PROSPECTUS

NOTES TO FINANCIAL STATEMENTS
(STATUTORY BASIS)
DECEMBER 31, 1998
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  ORGANIZATION

Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Hartford Life and Annuity Insurance Company, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"), which is majority owned by The Hartford Financial Services Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, HLI filed a registration statement, as amended, with the Securities and Exchange Commission relating to the initial public offering of HLI Class A Common Stock (the "Offering"). Pursuant to the Offering on May 22, 1997, HLI sold to the public 26 million shares, representing 18.6% of the equity ownership of HLI. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

  BASIS OF PRESENTATION

The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC"), the State of Connecticut Department of Insurance and the State of Wisconsin for the 1996 period, as applicable. Certain prior year amounts and balances have been reclassified to conform with current year presentation.

Current prescribed statutory accounting practices include accounting publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass accounting practices approved by State Insurance Departments. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

Final approval of the NAIC's proposed "Comprehensive Guide" on statutory accounting principles was distributed in 1998. The requirements are effective January 1, 2001, and are not expected to have a material impact on statutory surplus of the Company.

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for future benefits and the liability for premium and other deposit funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

(4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

                             F-6     PROSPECTUS

(5) excluding certain GAAP assets designated as non-admitted assets (e.g., negative Interest Maintenance Reserve, past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

(6) establishing accruals for post-retirement and post-employment health care benefits currently, or using a twenty year phase-in approach, whereas GAAP liabilities are recorded upon adoption of the applicable standard;

(7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

(8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place, whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets; as well as, the accounting for retroactive reinsurance which is immediately charged to surplus for statutory accounting purposes whereas GAAP precludes immediate gain recognition unless the ceding enterprise's liability to its policyholders is extinguished; as well as reinsurance ceded that fails to meet GAAP risk transfer guidelines would result in deposit accounting for GAAP where as for statutory, reserves ceded and assumed would be reflected in the statutory basis statements of operations;

(9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital gains (losses) on securities net of tax". For statutory reporting purposes, Change in Net Unrealized Capital Gains (Losses) on Common Stocks and Other Invested Assets includes the change in unrealized gains (losses) on common stock reported at fair value; and

(10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

As of and for the years ended December 31, the significant differences between Statutory and GAAP basis net income and capital and surplus for the Company are as follows:

                                         1998          1997          1996
                                     ------------  ------------  ------------
GAAP Net Income....................  $     74,525  $     58,050  $     41,202
Amortization and deferral of policy
 acquisition costs, net............      (331,882)     (345,657)     (341,571)
Change in unearned revenue
 reserve...........................        22,131         4,641        55,504
Deferred taxes.....................         2,476        47,092         2,090
Separate accounts..................       259,287       282,818       306,978
Asset impairments and write-
 downs.............................        17,250            --            --
Benefit reserve adjustment.........        32,759        24,666        (1,013)
Deposit accounting for Lyndon
 reinsurance (Note 3)..............        24,627            --            --
Other, net.........................         1,453         2,432         4,805
                                     ------------  ------------  ------------
Statutory Net Income...............  $    102,626  $     74,042  $     67,995
                                     ------------  ------------  ------------
                                     ------------  ------------  ------------
GAAP Capital and Surplus...........  $    648,097  $    570,469  $    503,887
Deferred policy acquisition
 costs.............................    (1,615,653)   (1,283,771)     (938,114)
Unearned revenue reserve...........       156,920       134,789       130,148
Deferred taxes.....................        68,936        64,522        12,823
Separate accounts..................     1,183,642       924,355       640,101
Asset impairments and write-
 downs.............................        17,250            --            --
Unrealized gains on bonds..........       (26,119)      (21,451)       (7,978)
Benefit reserve adjustment.........        65,029        16,378         7,035
Asset valuation reserve............       (21,782)      (13,670)       (7,442)
Adjustment relating to Lyndon
 contribution (Note 3).............            --       (23,671)      (36,126)
Other, net.........................           192         3,850        (1,221)
                                     ------------  ------------  ------------
Statutory Capital and Surplus......  $    476,512  $    371,800  $    303,113
                                     ------------  ------------  ------------
                                     ------------  ------------  ------------

As more fully described in Note 3, Lyndon Insurance Company (Lyndon) was contributed to the Company on June 30, 1995. The GAAP net assets contributed exceeded the statutory basis net assets by $41,277 as of December 31, 1995, relating primarily to statutory reserves for future benefits, GAAP deposit accounting receivables and deferred tax liabilities. In 1998, the majority of the former Lyndon's assumed business was recaptured by the unaffiliated direct writer.

  AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of

                             F-7     PROSPECTUS
these contracts are reported in the statutory basis statements of operations.

  INVESTMENTS

Investments in bonds are carried at amortized cost. Bonds that are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Short-term investments consist of money market funds and are stated at cost, which approximates fair value. Common stocks are carried at fair value with the current year change in the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

The Company uses a variety of derivative financial instruments as part of an overall risk management strategy. These instruments, including interest rate and foreign currency swaps, caps, and floors are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. Derivatives must be designated at inception as a hedge measured for effectiveness both at inception and on an ongoing basis. The Company's correlation threshold for hedge designation is 80% to 120%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls outside the 80% to 120% range, hedge accounting will be terminated.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to net investment income. Should the swap be terminated the gains or losses are adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in net investment income. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the statutory basis statements of operations while the change in market value is recognized as an unrealized gain or loss. Foreign currency swaps are similar to interest rate swaps except there is an initial exchange of principal in two currencies and an agreement to re-exchange the currencies at a future date, at an agreed upon exchange rate.

Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

Derivatives used to create a synthetic asset must meet synthetic accounting criteria, including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument they are intended to replicate. Derivatives which fail to meet risk management criteria subsequent to acquisition, are accounted for at fair market value with the impact reflected in the statutory basis statements of operations.

Open forward commitment contracts are marked to market through surplus. Such contracts are accounted for at settlement by recording the purchase of specified securities at the previously committed price. Gains or losses resulting from termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the statutory basis statements of operations as a component of Net Realized Capital Gains, after tax.

The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve increased $8,112 and $6,228 in 1998 and 1997, respectively and decreased $(568) in 1996. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the mortgage loan or bond sold. The IMR balance as of December 31, 1998 and December 31, 1997 was $452 and $(193), respectively and is reflected in Other Liabilities and as a component of non-admitted assets in Unassigned Funds for each of the years then ended. For the years ended December 31, 1998, 1997 and 1996, amortization of IMR is included in Other Revenues and was $(207), $(85) and $(392), respectively. Realized capital gains and losses, net of taxes not included in IMR are reported in the statutory basis statements of operations. Realized investment gains and losses are determined on a specific identification basis.

  OTHER LIABILITIES

The amount reflected in other liabilities includes a receivable from the separate accounts of $1,187 million and $923 million as of December 31, 1998 and 1997, respectively. The balances are classified in accordance with NAIC prescribed practices.

  MORTGAGE LOANS

Mortgage loans, which are carried at cost and approximate fair value, include investments in assets backed by mortgage loan pools.

                             F-8     PROSPECTUS

2. INVESTMENTS:

  (A) COMPONENTS OF NET INVESTMENT INCOME

                                       1998       1997       1996
                                     ---------  ---------  ---------
Interest income from bonds and
 short-term investments............  $ 123,370  $ 100,475  $  89,940
Interest income from policy
 loans.............................      3,133      1,958      1,846
Interest and dividends from other
 investments.......................      4,482      1,005      7,864
                                     ---------  ---------  ---------
Gross investment income............    130,985    103,438     99,650
Less: investment expenses..........      1,003      1,153      1,209
                                     ---------  ---------  ---------
Net investment income..............  $ 129,982  $ 102,285  $  98,441
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------

  (B) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                      1998       1997       1996
                                    ---------  ---------  ---------
Gross unrealized capital gains....  $   2,204  $     537  $     713
Gross unrealized capital losses...     (1,871)    (1,820)    (4,160)
                                    ---------  ---------  ---------
Net unrealized capital
 (losses)/gains...................        333     (1,283)    (3,447)
Balance, beginning of year........     (1,283)    (3,447)     1,724
                                    ---------  ---------  ---------
Change in net unrealized capital
 gains (losses) on Common
 stocks...........................  $   1,616  $   2,164  $  (5,171)
                                    ---------  ---------  ---------
                                    ---------  ---------  ---------

  (C) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                                    1998       1997       1996
                                  ---------  ---------  ---------
Gross unrealized capital
 gains..........................  $  10,905  $  23,357  $  11,821
Gross unrealized capital
 losses.........................       (833)    (1,906)    (3,842)
                                  ---------  ---------  ---------
Net unrealized capital gains....     10,072     21,451      7,979
Balance, beginning of year......     21,451      7,979     20,877
                                  ---------  ---------  ---------
Change in net unrealized capital
 gains on bonds and short-term
 investments....................  $ (11,379) $  13,472  $ (12,898)
                                  ---------  ---------  ---------
                                  ---------  ---------  ---------

  (D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                        1998       1997       1996
                                      ---------  ---------  ---------
Bonds and short-term investments....  $   1,314  $    (120) $   2,756
Common stocks.......................      1,624         --         --
Real estate and other...............         (1)       114         --
                                      ---------  ---------  ---------
Realized capital (losses) gains.....      2,937         (6)     2,756
Capital gains (benefit) tax.........         --       (831)       936
                                      ---------  ---------  ---------
Net realized capital gains..........      2,937        825      1,820
Amounts transferred to IMR..........        852       (719)     1,413
                                      ---------  ---------  ---------
Net realized capital gains..........  $   2,085  $   1,544  $     407
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

  (E) OFF-BALANCE SHEET INVESTMENTS

The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1998.
  (F) CONCENTRATION OF CREDIT RISK

The Company has invested in securities of a single issuer, Bankers Trust Corporation, in an amount greater than 10% of the Company's statutory capital and surplus. The statement value of this investment was $105,221 as of December 31, 1998. The NAIC ratings on these holdings were 1z and 2. Excluding this and U.S. government and government agency investments, the Company had no other significant concentrations of credit risk as of December 31, 1998.

  (G) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                                                         1998
                                                                   ------------------------------------------------
                                                                                 GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST       GAINS        LOSSES     FAIR VALUE
                                                                   ----------  ----------   ----------   ----------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored....................................  $   4,982    $    35       $  (2)     $    5,015
  -- Guaranteed and sponsored -- asset-backed....................     75,615         --          --          75,615
States, municipalities and political subdivisions................     10,402        415          --          10,817
International governments........................................      7,466        568          --           8,034
Public utilities.................................................     94,475      1,330         (39)         95,766
All other corporate..............................................    607,679      8,473        (792)        615,360
All other corporate -- asset-backed..............................    505,900         --          --         505,900
Short-term investments...........................................    343,783         --          --         343,783
Certificates of deposit..........................................    130,216         84          --         130,300
Parents, subsidiaries and affiliates.............................    117,057         --          --         117,057
                                                                   ----------  ----------     -----      ----------
Total bonds and short-term investments...........................  $1,897,575   $10,905       $(833)     $1,907,647
                                                                   ----------  ----------     -----      ----------
                                                                   ----------  ----------     -----      ----------

                             F-9     PROSPECTUS

                                                                                 GROSS        GROSS
                                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                                     COST        GAINS        LOSSES     FAIR VALUE
                                                                   ---------   ----------   ----------   ----------
    Common stock -- unaffiliated.................................   $ 4,933      $  290      $   (50)     $ 5,173
    Common stock -- affiliated...................................    35,384       1,914       (1,821)      35,477
                                                                   ---------   ----------   ----------   ----------
    Total common stocks..........................................   $40,317      $2,204      $(1,871)     $40,650
                                                                   ---------   ----------   ----------   ----------
                                                                   ---------   ----------   ----------   ----------

                                                                                         1997
                                                                   ------------------------------------------------
                                                                                 GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST       GAINS        LOSSES     FAIR VALUE
                                                                   ----------  ----------   ----------   ----------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored....................................  $  11,114    $    55      $   (51)    $   11,118
  -- Guaranteed and sponsored -- asset-backed....................     55,506      1,056         (269)        56,293
States, municipalities and political subdivisions................     26,404        329           --         26,733
International governments........................................      7,609        500           --          8,109
Public utilities.................................................     73,024        754         (132)        73,646
All other corporate..............................................    517,715     14,110         (704)       531,121
All other corporate -- asset-backed..............................    630,069      5,005         (739)       634,335
Short-term investments...........................................    277,330         33           (8)       277,355
Certificates of deposit..........................................     93,770      1,515           (3)        95,282
Parents, subsidiaries and affiliates.............................     86,100         --           --         86,100
                                                                   ----------  ----------   ----------   ----------
Total bonds and short-term investments...........................  $1,778,641   $23,357      $(1,906)    $1,800,092
                                                                   ----------  ----------   ----------   ----------
                                                                   ----------  ----------   ----------   ----------

                                                                                 GROSS        GROSS
                                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                                     COST        GAINS        LOSSES     FAIR VALUE
                                                                   ---------   ----------   ----------   ----------
    Common stock -- unaffiliated.................................   $30,307       $537       $    --      $30,844
    Common stock -- affiliated...................................    35,384         --        (1,820)      33,564
                                                                   ---------     -----      ----------   ----------
    Total common stocks..........................................   $65,691       $537       $(1,820)     $64,408
                                                                   ---------     -----      ----------   ----------
                                                                   ---------     -----      ----------   ----------

The amortized cost and estimated fair value of bonds and short-term investments as of December 31, 1998 by estimated maturity year are shown below. Asset-backed securities, including mortgage backed securities and collaterialized mortgage obligations, are distributed to maturity year based on ILA's estimates of the rate of future prepayments of principal over the remaining lives of the securities. Expected maturities differ from contractual maturities due to call or repayment provisions.

                                      AMORTIZED     ESTIMATED
             MATURITY                    COST       FAIR VALUE
-----------------------------------  ------------  ------------
One year or less...................  $   788,845   $    792,826
Over one year through five years...      689,025        692,811
Over five years through ten
 years.............................      308,661        310,357
Over ten years.....................      111,044        111,653
                                     ------------  ------------
Total..............................  $ 1,897,575   $  1,907,647
                                     ------------  ------------
                                     ------------  ------------

Proceeds from sales and maturities of investments in bonds and short-term investments during 1998, 1997 and 1996 were $1,354,563, $1,435,820 and
$1,139,073, respectively, resulting in gross realized gains of $1,705, $964 and $3,675, respectively, and gross realized losses of $391, $1,084 and $919, respectively, before transfers to IMR.

  (H) FAIR VALUE OF FINANCIAL INSTRUMENTS BALANCE SHEET ITEMS (IN MILLIONS):

                                                1998                        1997
                                     --------------------------  --------------------------
                                       CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                     ------------  ------------  ------------  ------------
Assets
  Bonds and short-term
   investments.....................  $     1,898   $     1,908   $     1,779   $     1,800
  Common stocks....................           41            41            64            64
  Policy loans.....................           47            47            37            37
  Mortgage loans...................           60            60            85            85
  Other invested assets............            2             2            21            21
Liabilities
  Liabilities on investment
   contracts.......................  $     2,053   $     2,129   $     1,911   $     1,835

The estimated fair value of bonds and short-term investments was determined by the Company primarily using NAIC market values. The carrying amounts for policy loans approximates fair value. The fair value of mortgage loans was determined by discounting future

                            F-10     PROSPECTUS
expected cash flows using interest rates currently being offered for similar loans. The fair value of liabilities on investment contracts is determined by forecasting future cash flows and discounting the forecasted cash flows at current market interest rates.

3. AGGREGATE RESERVES FOR FUTURE BENEFITS

The Company's existing reserves consist of life, health, annuity and supplementary contracts. The Company cedes and assumes insurance to and from non-affiliated insurers in order to limit its maximum loss. Such transfers do not relieve the Company or the unaffiliated reinsured of their primary liabilities. The Company cedes to RGA Reinsurance Company and its affiliate Employers Reassurance Corporation, on a modified coinsurance basis, 80% of the variable annuity business written since 1994 and 100% of the variable life and variable universal life excess sales load refund obligation effective 1998. There were no material reinsurance recoverables from reinsurers outstanding as of, and for the years ended, December 31, 1998 and 1997.

A summary of reinsurance information as of and for the years ended December 31, follows:

1998                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    483,328  $    24,954   $    (38,939) $    469,343
Death, Annuity, Disability and
 Other Benefits....................  $     64,331  $     1,574   $    (16,401) $     49,504
Surrenders.........................  $    739,663  $        --   $         --  $    739,663
Aggregate Reserves for Future
 Benefits..........................  $    713,425  $        --   $   (134,285) $    579,140
Policy and Contract Claims.........  $      5,895  $        85   $       (313) $      5,667


1997                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    266,427  $    51,630   $    (21,412) $    296,645
Death, Annuity, Disability and
 Other Benefits....................  $     79,779  $       839   $     (7,126) $     73,492
Surrenders.........................  $    454,417  $        --   $         --  $    454,417
Aggregate Reserves for Future
 Benefits..........................  $    651,820  $        --   $    (46,637) $    605,183
Policy and Contract Claims.........  $      5,861  $       157   $       (346) $      5,672

1996                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    226,612  $    33,817   $    (10,185) $    250,244
Death, Annuity, Disability and
 Other Benefits....................  $     34,950  $    35,138   $     (3,339) $     66,749
Surrenders.........................  $    270,165  $        --   $         --  $    270,165

In connection with the distribution described in Note 1, on June 30, 1995, the assets of Lyndon were contributed to the Company. The statutory basis assets in excess of statutory basis liabilities was approximately $112 million and was reflected as an increase in Gross Paid-In and Contributed Surplus at December 31, 1995. In 1998, the majority of former Lyndon's assumed business was recaptured by the unaffiliated direct writer. A ceding commission of $25,622 and change in reserve of $26,404 for the year ended December 31, 1998, is reflected in Other Revenue and Increase/(Decrease) in Aggregate Reserves for Future Benefits in the statutory basis statements of operations, respectively.

Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics as of December 31, 1998 (including general and separate account liabilities) are as follows:

                                                        % OF
SUBJECT TO DISCRETIONARY WITHDRAWAL:       AMOUNT       TOTAL
---------------------------------------  -----------  ---------
With market value adjustment...........  $     4,563       0.0%
At book value less current surrender
 charge of 5% or more..................    1,378,056       4.1%
At market value........................   31,087,511      93.8%
                                         -----------  ---------
Total with adjustment or at market
 value.................................   32,470,130      97.9%
At book value without adjustment
 (minimal or no charge or
 adjustment)...........................      665,159       2.0%
Not subject to discretionary
 withdrawal............................       19,739       0.1%
                                         -----------  ---------
Reinsurance ceded......................   33,155,028
    Total, net.........................  $33,155,028
                                         -----------
                                         -----------

4. RELATED PARTY TRANSACTIONS:

Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, rental and service fees, capital contributions and payments of dividends. The Company has also invested in bonds of its affiliates, Hartford Financial Services Corporation and HL Investment Advisors, Inc., and common stock of its subsidiary, ITT Hartford Life, LTD.

5. FEDERAL INCOME TAXES:

The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing separate Federal, state and local income tax returns.

As long as The Hartford continues to own at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of HLI, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the intention of The Hartford and its non-life subsidiaries to file a single consolidated Federal income tax return. The life insurance companies will file a separate consolidated Federal income tax return. Federal income taxes (received) paid by the Company for operations and capital gains were $25,780, $(14,499) and $29,793 in 1998,

                            F-11     PROSPECTUS

1997 and 1996, respectively. The effective tax rate was 26%, (26)% and 22% in 1998, 1997 and 1996, respectively.

The Company is currently under audit by the Internal Revenue Service (IRS) for the three year tax period ending 1995. The audit is not yet complete. As of December 31, 1998, the Company does not currently expect any material adjustments to arise from this audit.

The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax (benefit) expense (in millions):

                                            1998         1997         1996
                                            -----        -----        -----
Tax provision at U.S. Federal statutory
 rate..................................   $      48    $      20    $      30
Tax deferred acquisition costs.........          25           25           27
Statutory to tax reserve differences...           8            1           --
Unrealized gain on separate accounts...         (41)         (44)         (21)
Investments and other..................          (4)         (17)         (17)
                                                ---          ---          ---
Federal income tax (benefit) expense...   $      36    $     (15)   $      19
                                                ---          ---          ---
                                                ---          ---          ---

6. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations for the previous year. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1998, 1997 and 1996. The amount available for dividend in 1999 is $100,541.

7. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

HLI's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. HLI's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of affiliated group pension contracts. The cost to HLI was approximately $9,000 in 1998 and $7,000 in both 1997 and 1996.

HLI also provides, through The Hartford, certain health care and life insurance benefits for eligible retired employees. A substantial portion of HLI's employees may become eligible for these benefits upon retirement. HLI's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average company contributions. HLI has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial to the results of operations for 1998, 1997 and 1996.

The assumed rate in the per capita cost of health care (the health care trend rate) was 7.8% for 1998, decreasing ratably to 5.0% in the year 2003. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of covered employees.

8. SEPARATE ACCOUNTS:

The Company maintains separate account assets and liabilities totaling $32.9 billion and $23.2 billion as of December 31, 1998 and 1997, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $360 million, $252 million and $144 million in 1998, 1997 and 1996, respectively, and are recorded as a component of other revenues on the statutory basis statements of operations.

9. COMMITMENTS AND CONTINGENCIES:

As of December 31, 1998, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the statutory capital and surplus of the Company.

As discussed in Note 5, issues may potentially be raised by the IRS in future audits of open years. Management does not believe that possible audit adjustments will have a material effect on the statutory capital and surplus of the Company.

Under insurance guaranty fund laws in each state, insurers licensed to do business can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,043, $1,544 and $1,262 in 1998, 1997 and 1996, respectively. ILA incurred guaranteed fund expense of $548 in 1998, 1997 and 1996.

                            F-12     PROSPECTUS

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      (a) All financial statements are included in Part A and Part B of the Registration Statement.

      (b) (1) Resolution of the board of directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

          (2)  Not applicable.

          (3)  (a) Principal Underwriter Agreement.(2)

          (3)  (b) Form of Dealer Agreement.(2)

          (4)  Form of Individual Flexible Premium Variable Annuity Contract.(1)

          (5)  Form of Application.(1)

          (6)  (a) Certificate of Incorporation of Hartford.(3)

          (6)  (b) Bylaws of Hartford.(2)

          (7)  Not applicable.

          (8)  Not applicable.

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

          (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

__________________________
(1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73572, dated May 1, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73572, dated May 1, 1996.

(3) Incorporated by reference to the Initial Filing, to the Registration Statement File No. 333-45303, dated January 1, 1998.

          (11) No financial statements are omitted.

          (12) Not applicable.

          (13) Not applicable.

          (14) Not applicable.

          (15) Copy of Power of Attorney.

          (16) Organizational Chart.

Item 25.   Directors and Officers of the Depositor

-------------------------------------------------------------------------------
NAME, AGE                      POSITION WITH HARTFORD
-------------------------------------------------------------------------------
Wendell J. Bossen              Vice President
-------------------------------------------------------------------------------
Gregory A. Boyko               Senior Vice President, Director*
-------------------------------------------------------------------------------
Peter W. Cummins               Senior Vice President
-------------------------------------------------------------------------------
Timothy M. Fitch               Vice President & Actuary
-------------------------------------------------------------------------------
Mary Jane B. Fortin            Vice President & Chief Accounting Officer
-------------------------------------------------------------------------------
David T. Foy                   Senior Vice President & Treasurer
-------------------------------------------------------------------------------
Lynda Godkin                   Senior Vice President, General Counsel, and
                               Corporate Secretary, Director*
-------------------------------------------------------------------------------
Lois W. Grady                  Senior Vice President
-------------------------------------------------------------------------------
Stephen T. Joyce               Vice President
-------------------------------------------------------------------------------
Michael D. Keeler              Vice President
-------------------------------------------------------------------------------
Robert A. Kerzner              Senior Vice President
-------------------------------------------------------------------------------
Thomas M. Marra                Executive Vice President, Director*
-------------------------------------------------------------------------------
Steven L. Matthiesen           Vice President
-------------------------------------------------------------------------------
Craig R. Raymond               Senior Vice President and Chief Actuary
-------------------------------------------------------------------------------
Lowndes A. Smith               President and Chief Executive Officer, Director*
-------------------------------------------------------------------------------
David M. Znamierowski          Senior Vice President, Director*
-------------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes date of election to Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Filed herewith as Exhibit 16.

Item 27. Number of Contract Owners

         As of March 31, 1999 there were 235,924 Contract Owners.

Item 28. Indemnification

         Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

         The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful.
         Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they become subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

         The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

         Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 2 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant who are parties or threaten to be parties to a legal proceeding by reason of his being or having been a director or officer of the Registrant for any expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful. Unless otherwise mandated by a court, no indemnification shall be made if such officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant.

         Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     (a) HSD acts as principal underwriter for the following investment companies:

         Hartford Life Insurance Company - Separate Account One
         Hartford Life Insurance Company - Separate Account Two
         Hartford Life Insurance Company - Separate Account Two (DC
           Variable Account I)
         Hartford Life Insurance Company - Separate Account Two (DC
           Variable Account II)
         Hartford Life Insurance Company - Separate Account Two (QP
           Variable Account)
         Hartford Life Insurance Company - Separate Account Two
           (Variable Account "A")
         Hartford Life Insurance Company - Separate Account Two (NQ
           Variable Account)
         Hartford Life Insurance Company - Putnam Capital Manager
           Trust Separate Account
         Hartford Life Insurance Company - Separate Account Three
         Hartford Life Insurance Company - Separate Account Five
         Hartford Life Insurance Company - Separate Account Seven
         Hartford Life and Annuity Insurance Company - Separate
           Account One
         Hartford Life and Annuity Insurance Company - Putnam Capital
           Manager Trust Separate Account Two
         Hartford Life and Annuity Insurance Company - Separate Account
           Three
         Hartford Life and Annuity Insurance Company - Separate Account
           Five
         Hartford Life and Annuity Insurance Company - Separate Account
           Six
         Alpine Life Insurance Company - Separate Account One
         Alpine Life Insurance Company - Separate Account Two
         American Maturity Life Insurance Company - Separate Account AMLVA Royal Life Insurance Company - Separate Account One
         Royal Life Insurance Company - Separate Account Two

     (b) Directors and Officers of HSD

         Name and Principal            Positions and Offices
         Business Address              With Underwriter
         ------------------            ----------------
         Lowndes A. Smith              President and Chief Executive Officer,
                                       Director
         Thomas M. Marra               Executive Vice President, Director
         Robert A. Kerzner             Executive Vice President
         Lynda Godkin                  Senior Vice President, General
                                       Counsel and Corporate Secretary, Director
         Peter W. Cummins              Senior Vice President
         David T. Foy                  Treasurer
         George R. Jay                 Controller

         Unless otherwise indicated, the principal business address of each of the above individuals is P. O. Box 2999, Hartford, Connecticut 06104-2999.

Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

     (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. Registrant has complied with conditions one through four of the no-action letter.

                                SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 9th day of April, 1999.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT TWO
          (Registrant)

*By: THOMAS M. MARRA                                *By: /s/ MARIANNE O'DOHERTY
    ------------------------------------------          -----------------------
     Thomas M. Marra, Executive Vice President           Marianne O'Doherty
                                                         Attorney-in-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    (Depositor)

*By: THOMAS M. MARRA
    ------------------------------------------
     Thomas M. Marra, Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Gregory A. Boyko, Senior Vice President,
  Director*
Lynda Godkin, Senior Vice President,               *By: /s/ MARIANNE O'DOHERTY
  General Counsel, and Corporate Secretary             -----------------------
  Director*                                             Marianne O'Doherty
Thomas M. Marra, Executive Vice                         Attorney-in-Fact
   President, Director*
Lowndes A. Smith, President and                    Dated: April 9, 1999
   Chief Executive Officer, Director *
David M. Znamierowski, Senior Vice President,
   Director*

                                 EXHIBIT INDEX



(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(10) Consent of Arthur Andersen LLP, Independent Public Accountants.

(15) Copy of Power of Attorney

(16) Organizational Chart